Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

CHIMERIX, INC.,

a Delaware corporation;

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY,

an Irish public limited company; and

PINETREE ACQUISITION SUB, INC.,

a Delaware corporation

Dated as of March 4, 2025

Table of Contents

Section 1

THE OFFER

1.1	The Offer	2
1.2	Company Actions	5

Section 2

MERGER TRANSACTION

2.1	Merger of Purchaser into the Company	6
2.2	Effect of the Merger	7
2.3	Closing; Effective Time	7
2.4	Certificate of Incorporation and Bylaws; Directors and Officers	7
2.5	Conversion of Shares	8
2.6	Surrender of Certificates; Stock Transfer Books	9
2.7	Dissenters’ Rights	11
2.8	Treatment of Company Equity Awards	12
2.9	Company Warrant	12
2.10	Further Action	13

Section 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Due Organization; Subsidiaries	13
3.2	Certificate of Incorporation and Bylaws	14
3.3	Capitalization, Etc.	14
3.4	SEC Filings; Financial Statements	16
3.5	Absence of Changes; No Material Adverse Effect	19
3.6	Title to Assets	19
3.7	Real Property	19
3.8	Intellectual Property	20
3.9	Contracts	22
3.10	Liabilities	25
3.11	Compliance with Legal Requirements	25
3.12	Regulatory Matters	26
3.13	Certain Business Practices	28
3.14	Governmental Authorizations	29
3.15	Tax Matters	29

i

3.16	Employee Matters	30
3.17	Benefit Plans	31
3.18	Environmental Matters	32
3.19	Insurance	33
3.20	Legal Proceedings; Orders	33
3.21	Authority; Binding Nature of Agreement	34
3.22	Takeover Laws	34
3.23	Non-Contravention; Consents	34
3.24	Opinion of Financial Advisor	35
3.25	Brokers and Other Advisors	35
3.26	Acknowledgement by Company	36

Section 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

4.1	Due Organization	36
4.2	Purchaser	36
4.3	Authority; Binding Nature of Agreement	36
4.4	Non-Contravention; Consents	37
4.5	Disclosure	37
4.6	Absence of Litigation	38
4.7	Funds	38
4.8	Ownership of Shares	38
4.9	Acknowledgement by Parent and Purchaser	38
4.10	Brokers and Other Advisors	39
4.11	Stockholder and Management Arrangements	39

Section 5

CERTAIN COVENANTS OF THE COMPANY

5.1	Access and Investigation	39
5.2	Operation of the Acquired Corporations’ Business	40
5.3	No Solicitation	44

Section 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1	Company Board Recommendation	46
6.2	Filings, Consents and Approvals	48
6.3	Employee Benefits	50
6.4	ESPP	53
6.5	Indemnification of Officers and Directors.	53
6.6	Stockholder Litigation	55

6.7	Additional Agreements	55
6.8	Disclosure	55
6.9	Takeover Laws	56
6.10	Section 16 Matters	56
6.11	Rule 14d-10 Matters	56
6.12	Credit Agreement	56
6.13	Notice of Certain Events	57
6.14	Stock Exchange Delisting; Deregistration	57

Section 7

CONDITIONS PRECEDENT TO THE MERGER

7.1	No Restraints	57
7.2	Consummation of Offer	57

Section 8

TERMINATION

8.1	Termination	58
8.2	Effect of Termination	60
8.3	Expenses; Termination Fees	60

Section 9

MISCELLANEOUS PROVISIONS

9.1	Amendment	62
9.2	Waiver	62
9.3	No Survival of Representations and Warranties	62
9.4	Entire Agreement; Counterparts	62
9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	63
9.6	Assignability	64
9.7	No Third Party Beneficiaries	64
9.8	Transfer Taxes	64
9.9	Notices	64
9.10	Severability	66
9.11	Obligation of Parent	66
9.12	Construction	66

Exhibits

Exhibit A	Certain Definitions

Annexes

Annex I	Conditions to the Offer

Annex II	Form of Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of March 4, 2025, by and among: JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY, an Irish public limited company (“Parent”); PINETREE ACQUISITION SUB, INC., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”); and CHIMERIX, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

INTRODUCTION

Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”), other than the Excluded Shares and the Converted Shares, for (i) $8.55 per share, without interest and subject to reduction for any applicable withholding Taxes in accordance with Section 2.6(e) (such amount, or any higher amount per Share paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(g), the “Offer Price”), upon the terms and subject to the conditions of this Agreement.

As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time (other than Excluded Shares, Converted Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

The board of directors of the Company (the “Board of Directors”) has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

Parent, Purchaser and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1

THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event later than March 24, 2025 (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b)), Purchaser shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be cancelled pursuant to Sections 2.5(a)(i) and 2.5(a)(ii) (collectively, the “Excluded Shares”) and other than Shares to be converted pursuant to Section 2.5(a)(iii) (collectively, the “Converted Shares”)), at a price per Share equal to the Offer Price, without interest, and subject to any withholding of Taxes in accordance with Section 2.6(e).

(b) Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares validly tendered pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction of the Minimum Condition, the Termination Condition and the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the Offer Conditions and the other terms set forth in this Agreement. Purchaser expressly reserves the right, to the extent permitted by applicable Legal Requirements, to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price in a manner adverse to any holder of Shares in its capacity as such, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) (solely in respect of any Antitrust Law) of Annex I, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, individually or in the aggregate, any holder of Shares in its capacity as such or the ability of Parent or Purchaser to consummate timely the Offer, the Merger or any of the other Transactions, (G) except as provided in Sections 1.1(c) or 1.1(d), terminate the Offer or accelerate, extend or otherwise change the Expiration Date or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the time at which the Offer is then scheduled to expire on the Expiration Date of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) from the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date and time or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the then-scheduled time at which the Offer expires on the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent), Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; (iii) if, as of the then-scheduled Expiration Date, any Offer Condition (other than (x) the Offer Condition set forth in clause (f) of Annex I and (y) the Minimum Condition) is not satisfied and has not been waived (to the extent waivable by Purchaser or Parent), at the written request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and (iv) if, as of the then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Offer Condition set forth in clause (f) of Annex I) have been satisfied or waived, at the written request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on up to two (2) occasions for an additional period of up to ten (10) business days per extension, to permit the Minimum Condition to be satisfied ; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the termination of this Agreement in compliance with Section 8 and (y) the End Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Except (i) as provided in Section 1.1(d) or (ii) in the event that this Agreement is terminated pursuant to Section 8, Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to any scheduled Expiration Date without the prior written consent of the Company.

(d) Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Section 8. In the event that this Agreement is validly terminated pursuant to Section 8, Purchaser shall promptly, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Purchaser agree that they shall cause the Offer Documents filed by either Parent or Purchaser with the SEC (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Acquired Corporations for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company consents to the inclusion of the Company Board Recommendation in the Offer Documents, provided that there has not been a Company Adverse Change Recommendation in compliance with Section 6.1(b). The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Acquired Corporations and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

(f) Funds. Without limiting the generality of Section 9.11, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted; provided, that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (i) promptly after the expiration of the Offer irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly (and in any event within three (3) business days) after the Offer Acceptance Time deposit, or cause to be deposited, with the Paying Agent (as defined below) the Payment Fund (as defined below), in accordance with Section 2.6(a).

(i) Transfer Taxes. If the payment of the Offer Price is to be made to a Person other than the Person in whose name the tendered Shares are registered on the stock transfer books of the Company, it shall be a condition of payment that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Offer Price to a Person other than the registered holder of the Shares tendered, or shall have established to the satisfaction of the Purchaser that such Taxes either have been paid or are not applicable. None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 1.1(i) under any circumstance.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the Offer Commencement Date, following the filing of the Schedule TO that forms part of the Offer Documents, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that shall reflect the Company Board Recommendation (unless there has been a Company Adverse Change Recommendation in compliance with Section 6.1(b)) and include the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

(b) Stockholder Lists. The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with disseminating the Offer Documents, and any other documents necessary to consummate the Transactions, to the holders of Shares (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their Representatives shall hold in confidence the information contained in any such labels, listings and files in accordance with the Confidentiality Agreement, shall not use such information in violation thereof and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or, at Parent’s option, destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly confirm to the Company in writing that all such material has been returned or destroyed.

(c) Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser in the Offer effective immediately after the Offer Acceptance Time.

SECTION 2

MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place via the electronic exchange of documents by the Parties, as soon as practicable (and in no event later than one business day) following the Offer Acceptance Time except if the conditions set forth in Section 7 shall not be satisfied or, to the extent permissible by applicable Legal Requirements, waived as of such date, in which case on the first business day on which all conditions set forth in Section 7 are satisfied or, to the extent permissible by applicable Legal Requirements, waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form reasonably agreed upon between the Parties and as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time the Merger is effective, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) As of the Effective Time, the certificate of incorporation of the Company shall by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a).

(b) As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a), except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation.

(c) As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Prior to the Effective Time, each director of the Company (and, if requested by the Purchaser at least five (5) business days prior to the Closing Date, each other Acquired Corporation) immediately prior to the Effective Time shall execute and deliver a letter effectuating such director’s resignation as a member of the Board of Directors (and board of directors or other governing body of each other Acquired Corporation), conditioned upon and effective as of the Effective Time.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares held immediately prior to the Effective Time by Parent or Purchaser shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) any Shares held immediately prior to the Effective Time by any direct or indirect wholly owned Subsidiary of Parent (other than Purchaser) or of the Company shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary shall own the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time and no other consideration shall be delivered in exchange therefor;

(iv) except as provided in clauses (i), (ii) and (iii) above and subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e); and

(v) each share of the common stock, $0.01 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

From and after the Effective Time, subject to this Section 2.5(a), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Shares in accordance with Section 2.6, or, in the case of Dissenting Shares, the rights set forth in Section 2.7.

(b) Without duplication of Section 1.1(g), if, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted; provided, that nothing in this Section 2.5(b) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the commencement of the Offer, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Offer Price to which holders of such Shares shall become entitled pursuant to Section 1.1(h) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the aggregate cash Merger Consideration to which holders of such shares shall become entitled pursuant to Section 2.5. As and when necessary to comply with its and Purchaser’s obligations hereunder, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.1(h) and to pay the aggregate Merger Consideration payable pursuant to Section 2.5 (together, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and Merger Consideration in the Merger. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided that such investments shall be (w) in obligations of or guaranteed by the United States of America, (x) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or S&P Global, Inc., respectively, (y) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (z) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that (i) there are any losses with respect to any such investments or (ii) the Payment Fund has diminished for any reason below the level required for the Depository Agent or Paying Agent to make prompt cash payment pursuant to Section 1.1(h) and Section 2.5, as applicable, Parent or the Surviving Corporation shall promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is, at all times during the duration of the Payment Fund, maintained at a level sufficient for the Depository Agent and the Paying Agent to promptly make such payments pursuant to Section 1.1(h) and Section 2.5, as applicable. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 2.6 shall be for the benefit of Parent and promptly returned to Parent.

(b) Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause to be delivered to each Person who was, at the Effective Time, a holder of record of (i) Shares represented by a certificate evidencing such Shares (“Certificated Shares”) or (ii) Book-Entry Shares, who, in each case (i) and (ii) was entitled to receive the Merger Consideration pursuant to Section 2.5, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificated Shares shall pass, only upon proper delivery of the certificates evidencing such Certificated Shares (the “Certificates”) (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) to the Paying

Agent, or a customary agent’s message with respect to Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.5. Upon surrender to the Paying Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions, the holder of such Certificated Shares or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Certificated Share or Book-Entry Share, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Certificated Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such transfer or other Taxes either have been paid or are not applicable. None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6, each Certificated Share and Book-Entry Share (in each case, other than Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(c) At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 2.5) which had been made available to the Paying Agent and not disbursed to holders of Certificated Shares or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificated Shares or Book-Entry Shares for the Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Each of the Company, the Surviving Corporation, Parent and Purchaser, and their Affiliates, shall be entitled to deduct and withhold (or cause the Paying Agent or the Depository Agent to deduct and withhold) from the Offer Price, the Merger Consideration payable to any holder of the Shares or any holder of Company Options, Company RSUs or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such withholding agent shall use commercially reasonable efforts to reduce or eliminate any such withholding, including by requesting any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar information. Each such withholding agent shall take all action that may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body. To the extent that amounts are so withheld and timely and properly remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, holder of Company Options, Company RSUs or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Certificated Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which amount shall not exceed the Merger Consideration payable with respect to such Certificated Shares), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Certificated Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, any Shares outstanding immediately prior to the Effective Time which are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn, validly waived nor otherwise lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn, validly waived or otherwise lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such Shares shall no longer be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent and Purchaser shall have the right to participate in and, after the Effective Time, direct all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing.

2.8 Treatment of Company Equity Awards.

(a) At the Effective Time, each In the Money Option shall be cancelled and converted into the right to receive a cash payment equal to (i) the excess of (A) the Offer Price over (B) the exercise price payable per Share of such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting).

(b) At the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested, shall be cancelled at the Effective Time with no consideration payable in respect thereof.

(c) At the Effective Time, each then outstanding Company RSU shall be canceled and converted into the right to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU immediately prior to the Effective Time.

(d) As soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time), the Surviving Corporation or its Affiliate, as applicable, shall, pay the aggregate consideration payable pursuant to Sections 2.8(a) and 2.8(c), net of any applicable withholding Taxes, payable with respect to In the Money Options or Company RSUs through the Surviving Corporation’s or its Affiliate’s payroll or another method as applicable to the holders of In the Money Options and RSUs.

(e) Prior to the Effective Time, the Company may take all actions that it determines to be appropriate or necessary to effect the transactions described in this Section 2.8.

2.9 Company Warrant. At the Effective Time, the Company Warrant, if then outstanding, shall cease to represent the right to purchase Shares and shall thereafter represent the right to receive a cash payment equal to (A) the excess of (x) the Offer Price over (y) the exercise price payable per Share of the Company Warrant, multiplied by (B) the total number of Shares subject to the Company Warrant immediately prior to the Effective Time.

2.10 Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Section 2 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 (other than, in the case of clauses (b) and (c) of this paragraph, the representation and warranty contained in Section 3.5(a)) is subject to (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular section or subsection in this Section 3; (b) any exception or disclosure set forth in any other section or subsection of Section 3 of the Company Disclosure Schedule to the extent it is reasonably apparent on its face that such exception or disclosure is applicable to qualify such other representation and warranty; and (c) disclosure in the Company SEC Documents filed and publicly available prior to the date of this Agreement (provided that (i) in no event shall any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other cautionary, predictive or forward-looking statements in any other sections of such Company SEC Documents deemed to be an exception to or disclosure for the purposes of the Company’s representations and warranties contained in this Section 3 and (ii) this clause (c) shall not apply to any of the representations and warranties set forth in Sections 3.1 (Due Organization; Subsidiaries), 3.2 (Certificate of Incorporation and Bylaws), 3.3 (Capitalization), 3.21 (Authority; Binding Nature of Agreement), 3.22 (Takeover Laws), 3.24 (Opinion of Financial Advisor) or 3.25 (Brokers and Other Advisors)):

3.1 Due Organization; Subsidiaries

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each of the Company’s Subsidiaries are set forth on Section 3.1 of the Company Disclosure Schedule (the Company and each such Subsidiary, an “Acquired Corporation” and collectively, the “Acquired Corporations”). Each Acquired Corporation has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. Each Acquired Corporation is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where such failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company owns beneficially and of record all of the outstanding shares of capital stock or ordinary shares of the other Acquired Corporations, free and clear of all Encumbrances and transfer restrictions, except for transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. Except for the shares of capital stock or ordinary shares of the other Acquired Corporations held by the Company, no Acquired Corporation owns, directly or indirectly, any capital stock or equity interests in (including any security or other Contract convertible into or exchangeable for any such equity or ownership interest), or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of any Entity. No Acquired Corporation has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent accurate, unredacted and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each Acquired Corporation, including all amendments thereto, as in effect on the date hereof (the “Company Governing Documents”). The Company has filed with the SEC, prior to the date hereof, a complete and accurate copy of the Company Governing Documents. The Company Governing Documents are in full force and effect and the Company is not in violation of the Company Governing Documents.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 200,000,000 Shares, of which 93,047,001 Shares had been issued and were outstanding as of the close of business on March 3, 2025 (the “Capitalization Date”); and (ii) 10,000,000 shares of Company Preferred Stock, of which no shares were outstanding as of the Capitalization Date. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable. From the Capitalization Date to the execution of this Agreement, no Acquired Corporation has issued any shares of capital stock or stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any Acquired Corporation except for the issuance by the Company of Shares pursuant to the exercise or settlement of Company Options, Company RSUs, the Company Warrant, or purchase rights under the Company ESPP, in each case that were outstanding as of the Capitalization Date in accordance with their terms, and no Acquired Corporation has issued any Company Options, Company RSUs or other equity based awards. All of the outstanding shares of the capital stock or other equity securities of each Acquired Corporation are held by the Company or another Acquired Corporation.

(b) All of the outstanding Shares and the issued and outstanding shares of the capital stock or ordinary shares of the Acquired Corporations have been duly authorized and validly issued, and are fully paid and nonassessable.

(c) (i) None of the outstanding shares of capital stock of the Acquired Corporations are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of capital stock of the Acquired Corporations are subject to any right of first refusal in favor of any Acquired Corporation; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of any Acquired Corporation having a right to vote on any matters on which the stockholders of the Acquired Corporations have a right to vote; and (iv) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Acquired Corporations. No Acquired Corporation is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Acquired Corporations. The Shares constitute the only outstanding class of securities of the Company registered under the Securities Act. There are no voting trusts or other Contracts to which any Acquired Corporation is party or of which the Company has knowledge with respect to the voting of any shares of the capital stock of the Acquired Corporations. All outstanding Shares and shares of the capital stock or other equity securities of each Acquired Corporation have been offered and issued in compliance in all material respects with all applicable securities Legal Requirements, including the Securities Act and “blue sky” Legal Requirements.

(d) As of the close of business on the Capitalization Date: (i) 25,267,415 Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans and pursuant to inducement grants made outside the Company Equity Plans, which Company Options have a weighted average exercise price of $3.83, (ii) 1,683,107 Shares were subject to issuance pursuant to Company RSUs granted and outstanding under the Company Equity Plans, (iii) 5,723,800 Shares were reserved for future issuance under the Company Equity Plans, (iv) 1,462,435 Shares were reserved for future issuance under the Company ESPP and (v) 37,313 Shares were subject to issuance upon exercise of the Company Warrant. Other than as set forth in this Section 3.3, there are no: (i) outstanding shares of capital stock of or other securities of the Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company, in each case other than derivative securities not issued by an Acquired Corporation; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e) Except as set forth in this Sections 3.3(a) and 3.3(d), as of the Capitalization Date there are no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any Acquired Corporation.

(f) Except as set forth in the last sentence of Section 3.3(a), there are no: (i) outstanding shares of capital stock of or other securities of any Subsidiary of the Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Subsidiary of the Company, in each case other than derivative securities not issued by an Acquired Corporation; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Subsidiary of the Company; or (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which any Subsidiary of the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(g) All Company Warrants, Company Options and Company RSUs are evidenced by award agreements substantially in the forms that have been provided to Parent.

(h) Since September 30, 2024 , the Company has not declared, authorized or paid any dividends or distributions (including dividend equivalents) on shares of the capital stock of the Company or other securities of the Company or any of its Subsidiaries, other than dividends or distributions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2022, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly presented, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that are not material).

(c) The Company maintains and, at all times since January 1, 2022, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2023, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. To the knowledge of the Company, since January 1, 2022, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company who have a role in the Company’s internal control over financial reporting; or (3) any claim or allegation regarding any of the foregoing.

(d) The Company maintains and, at all times since January 1, 2022, has maintained, disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is, and since January 1, 2022 has been, in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.

(e) Since January 1, 2022, (i) no Acquired Corporation has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Acquired Corporation or its respective internal accounting controls, including any credible complaint, allegation, assertion or claim that any Acquired Corporation has engaged in questionable accounting or auditing practices and (ii) no attorney representing any Acquired Corporation, whether or not employed by any Acquired Corporation, has reported evidence of a material violation of applicable Legal Requirements, breach of fiduciary duty or similar violation by any Acquired Corporation or any of its or their respective officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or officer of any Acquired Corporation pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(f) No Acquired Corporation is a party to, nor does any Acquired Corporation have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, such Acquired Corporation in the Company SEC Documents.

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. None of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(h) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) The information with respect to the Acquired Corporations that the Company furnishes to Parent or Purchaser specifically for use in the Offer Documents and the Schedule 14D-9 (and any amendment or supplement thereto) at the time of the filing of and at the time of any distribution or dissemination of the Offer Documents or the Schedule 14D-9, and on the date that the Offer is consummated, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.5 Absence of Changes; No Material Adverse Effect.

(a) From January 1, 2024 through the date of this Agreement, there has not been any event, occurrence, circumstance, change, effect, fact or development that, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) From September 30, 2024 through the date of this Agreement, (i) except for discussions and negotiations related to this Agreement, the Acquired Corporations have operated in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been any action taken by the Acquired Corporations that, if taken during the period from the date of this Agreement through the Effective Time, would require Parent’s consent under Sections 5.2(b)(i), 5.2(b)(ii), 5.2(b)(v), 5.2(b)(vi), 5.2(b)(xiv) through 5.2(b)(xviii) or (solely with respect to the foregoing) 5.2(b)(xix).

3.6 Title to Assets. Each Acquired Corporation has good and valid title to all assets (excluding Intellectual Property Rights) owned by it as of the date of this Agreement, and such assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances), in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7 Real Property.

(a) The Acquired Corporations do not own any real property or hold any licenses for real property.

(b) Section 3.7(b) of the Company Disclosure Schedule sets forth an accurate and complete list of all real property currently leased or subleased by or from the Acquired Corporations (the “Leased Real Property”) or otherwise used or occupied by the Acquired Corporations. The Acquired Corporations hold valid and existing leasehold interests in the Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2022, no Acquired Corporation has received any written notice regarding any (i) material violation or breach or default under any lease related to the Leased Real Property that has not since been cured, (ii) pending or threatened condemnation of any portion of the Leased Real Property or (iii) building, fire or zoning code violations with respect to the Leased Real Property. None of the Leased Real Property is subleased.

3.8 Intellectual Property.

(a) Section 3.8(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of each item of Company IP that is Registered IP (“Company Registered IP”), including for each item (i) the name of the current record owner, (ii) the jurisdiction of application or registration and (iii) the application or registration number, and all such items included therein are subsisting and, to the knowledge of the Company, other than pending applications therefor, valid and enforceable.

(b) Except as would not reasonably be expected to be, material, individually or in the aggregate, to the Acquired Corporations, no interference, opposition, reissue, reexamination proceeding, cancellation proceeding, or other Legal Proceeding (other than routine examination proceedings with respect to pending applications) is pending or threatened in writing, in which the scope, validity, enforceability, priority, inventorship or ownership of any Company Registered IP is being contested or challenged.

(c) The Acquired Corporations are the sole and exclusive beneficial, and in the case of Registered IP, record, owners of all Company Owned IP and hold exclusive rights in the Company Licensed IP, in each case, free and clear of all Encumbrances other than Permitted Encumbrances.

(d) Except as had not had, and would not reasonably be expected to be, material, individually or in the aggregate, to the Acquired Corporations, the Acquired Corporations own or have a valid and enforceable license or other right to use all Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Acquired Corporations as currently conducted and currently contemplated to be conducted.

(e) No funding, facilities or personnel of any Governmental Body, university, research institute or other educational institution has been used to create, develop, invent or reduce to practice (in part or in whole), any of the material Company IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body, university or institution obtaining rights to such Intellectual Property Rights, except as would not reasonably be expected to be, material, individually or in the aggregate, to the Acquired Corporations.

(f) The Acquired Corporations have taken reasonable measures to maintain the confidentiality of Trade Secrets included in the Company IP or otherwise disclosed in confidence to any Acquired Corporation and there has not been any disclosure of (except pursuant to confidentiality agreements or other non-disclosure obligations) or unauthorized access to any such Trade Secret or confidential information to any third party, except as would not reasonably be expected to be, material, individually or in the aggregate, to the Acquired Corporations.

(g) Except as would not reasonably be expected to be, material, individually or in the aggregate, to the Acquired Corporations, each current and former employee, consultant, and independent contractor who is or was involved in or has contributed to the invention, creation, or development of any Intellectual Property Rights during the course of employment or engagement with the Acquired Corporations have agreed to restrict the disclosure and use of any confidential information and have assigned to the Acquired Corporations any ownership interest such employee, consultant, or independent contractor may have in or to such Intellectual Property Rights, either by operation of law or pursuant to Contracts that transfer all such rights to the Acquired Corporations. Except as would not reasonably expected to be, material, individually or in the aggregate, to the Acquired Corporations, no such current and former employee, consultant, and independent contractor is in default or breach of such Contracts and no current or former employee, officer, director, manager, founder, consultant, or independent contractor of the Acquired Corporations owns or has provided written notice with claims to own any rights in any Company Owned IP.

(h) Except as would not reasonably be expected to be, material, individually or in the aggregate, to the Acquired Corporations, the operation of the Acquired Corporations’ business as currently conducted and as currently contemplated to be conducted does not and will not infringe, misappropriate or otherwise violate, and since January 1, 2022 has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned by any other Person in any material respect.

(i) No Legal Proceeding is pending (or, to the knowledge of the Company, threatened in writing) against an Acquired Corporation alleging infringement, misappropriation or other violation of any Intellectual Property Rights of another Person as of the date hereof and (ii) since January 1, 2022, no Acquired Corporation has received any written notice or other written communication alleging infringement, misappropriation or other violation of any Intellectual Property Right of another Person by an Acquired Corporation.

(j) Except as would not reasonably expected to be, material, individually or in the aggregate, to the Acquired Corporations, no Person has infringed, misappropriated or otherwise violated since January 1, 2022, or is infringing, misappropriating or otherwise violating, any Company IP. No Legal Proceeding is pending or threatened in writing by an Acquired Corporation alleging infringement, misappropriation or other violation of any Company IP.

(k) Except as has not had, and would not reasonably be expected to be, material, individually or in the aggregate, to the Acquired Corporations, (i) the Company IT Assets operate in accordance with their specifications and related documentation and perform in a manner that permits the Company to conduct its business as currently conducted, (ii) the Acquired Corporations have taken commercially reasonable actions to protect the confidentiality, integrity and security of the Company IT Assets (and all data and other information and transactions stored or contained therein or processed or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and (iii) there has been no unauthorized use, access, or security breaches, or interruption, modification loss or corruption of any Company IT Assets (or any data and other information or transactions stored or contained therein or processed or transmitted thereby).

(l) Since January 1, 2022, each Acquired Corporation (and to the knowledge of the Company, any third party Processing personal data for or on behalf of an Acquired Corporation) has complied, in all material respects, with all applicable Privacy Requirements.

(m) Each Acquired Corporation has implemented and maintained security measures that are designed to protect against the accidental or unlawful destruction, theft, loss or unauthorized Processing, access, use, modification or disclosure of Personal Information, including through the deployment of appropriate administrative, technical and physical safeguards. There has been no unauthorized access, use or disclosure or other security incidents or adverse events relating to Personal Information affecting any Acquired Corporation that required notification of individuals or any Governmental Body under Data Privacy Laws.

(n) Since January 1, 2022, no investigation by any Governmental Body has been initiated and no Legal Proceeding has been asserted or threatened in writing (including through receipt of any notice) against any Acquired Corporation by any Person (i) regarding any collection, use, storage, transfer, dissemination or other Processing of Personal Information in connection with any Acquired Corporation’s business, or (ii) alleging a violation by any Acquired Corporation of Data Privacy Laws.

3.9 Contracts.

(a) Section 3.9(a) of the Company Disclosure Schedule identifies each Contract to which any Acquired Corporation is a party, or by which it is bound, that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following (excluding any Employee Plan) to which any Acquired Corporation is a party or by which it is bound (whether or not set forth on Section 3.9(a) of the Company Disclosure Schedule) as of the date of this Agreement constitutes a “Material Contract”:

(i) any Contract that is a settlement, conciliation or similar agreement between any Acquired Corporation and any Governmental Body and pursuant to which (A) an Acquired Corporation will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on such Acquired Corporation’s conduct;

(ii) any Contract (A) materially limiting the freedom or right of any Acquired Corporation or any of its Affiliates (including, after the Closing, Parent and its Affiliates) to engage in any line of business or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any Acquired Corporation, or (C) containing exclusivity obligations or otherwise materially limiting the freedom or right of any Acquired Corporation or any of its Affiliates (including, after the Closing, Parent and its Affiliates) to sell, distribute or manufacture any products or services for any other Person;

(iii) any Contract (A) under which aggregate payments in excess of $1,000,000 were made by or to the Acquired Corporations in the fiscal year ending December 31, 2024 or (B) that requires by its terms or is reasonably expected to require the payment or delivery of cash or other consideration to or by any Acquired Corporation in an amount having an expected value in excess of $1,000,000 in the fiscal year ending December 31, 2025 or any fiscal year thereafter and in each case (1) which cannot be cancelled by such Acquired Corporation without penalty or further payment without more than ninety (90) days’ notice and (2) excluding, to the extent entered into in the ordinary course of business consistent with past practice, commercially available off-the-shelf software licenses and Software-as-a-Service offerings, generally available patent license agreements, material transfer agreements, clinical trial agreements, other services agreements and non-exclusive outbound license agreements, and any Contract covered by Section 3.9(a)(x);

(iv) any Contract governing (A) the pricing or reimbursement terms for the Key Product, (B) the distribution of the Key Product, or (C) the purchase from any Acquired Corporation of any Key Product;

(v) any Contract relating to Indebtedness or commitments in respect thereof in excess of $1,000,000 (whether incurred, assumed, guaranteed or secured by any asset) of any Acquired Corporation;

(vi) any Contract (A) for the disposition of any assets or business of the Acquired Corporations for consideration in excess of $1,000,000 (or any contract providing for an option, right of first refusal or offer or similar rights with respect to any of the foregoing) or (B) for the acquisition of any assets or business of any third Person (whether by merger, sale of stock or assets or otherwise) for consideration in excess of $1,000,000 (or any contract providing for an option, right of first refusal or offer or similar rights with respect to any of the foregoing), in each case (A) or (B) that contains continuing indemnities or other material obligations or any continuing “earn out” or other contingent payment obligations on the part of an Acquired Corporation;

(vii) any Contract constituting a material joint venture, collaboration, partnership or similar revenue sharing arrangement;

(viii) any Contract that by its express terms requires an Acquired Corporation, or any successor to, or acquirer of, an Acquired Corporation, to make any payment to another Person as a result of a change of control of such Acquired Corporation (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(ix) any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of an Acquired Corporation, the pledging of the capital stock or other equity interests of an Acquired Corporation or the issuance of any guaranty by an Acquired Corporation;

(x) any Contract pursuant to which an Acquired Corporation (A) is granted a license from a third Person under any material Intellectual Property Right, other than, to the extent entered into in the ordinary course of business consistent with past practice, licenses to commercially available off-the-shelf software, clinical trial agreements, non-disclosure agreements or material transfer agreements or Contracts in which the license of Intellectual Property Rights is nonexclusive, incidental and not material to the performance of such Contract, or (B) grants a license to a third Person under any Company IP, other than, to the extent entered into in the ordinary course of business, non-exclusive outbound licenses contained in clinical trial agreements, manufacturing or supply agreements, non-disclosure agreements, material transfer agreements, or to other service providers or Contracts in which the license of Intellectual Property Rights is incidental and not material to the performance of such Contract;

(xi) any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xii) any Contract with any Affiliate (other than another Acquired Corporation), director, executive officer (as such term is defined in the Exchange Act), Person holding 5% or more of the Shares, or, to the knowledge of the Company, any Affiliate (other than the Company) or immediate family member of any of the foregoing;

(xiii) any Contract pursuant to which any Acquired Corporation has continuing obligations or interests involving (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones, in each case in excess of $1,000,000 of future payments in the aggregate or (B) payment of royalties or other amounts calculated based upon any revenues or income of any Acquired Corporation, in each case in excess of $1,000,000 of future payments in the aggregate;

(xiv) any Contract that is with any Person who is a supplier to the Company of material tangible products or services directly relating to the Key Product that cannot be obtained from another source for a substantially similar cost with substantially similar quality;

(xv) any Contract that relates to the research, development, distribution, marketing, supply, license, collaboration, co-promotion or manufacturing of the Company’s product candidates, which, if terminated or not renewed, would reasonably be expected to have a material and adverse effect on the Acquired Corporations, taken as a whole;

(xvi) any Contract with any Governmental Body under which payments in excess of $1,000,000 were received by the Acquired Corporations in the most recently completed fiscal year or under which payments in excess of such amount are reasonably expected to be made in the current or any future fiscal year;

(xvii) any Contract with a material group purchasing organization;

(xviii) any Contract for the lease or sublease of any real property; and

(xix) any material Contract with a contract research organization.

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent an accurate, unredacted and complete copy of each Material Contract or has publicly made available an accurate, unredacted and complete copy of such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. No Acquired Corporation nor, to the knowledge of the Company, any other party thereto is in material breach of, or material default under, any Material Contract and no Acquired Corporation, or to the knowledge of the Company, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Acquired Corporations and, to the knowledge of the Company, each other party thereto, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since January 1, 2022, the Acquired Corporations have not received any written or, to the knowledge of the Company, oral notice regarding any material violation or breach or default under any Material Contract that has not since been cured. No Acquired Corporation has waived in writing any rights under any Material Contract, the waiver of which would have, either individually or in the aggregate, a Material Adverse Effect.

3.10 Liabilities. The Acquired Corporations do not have any liabilities or obligations of any nature (whether accrued, absolute, contingent, fixed or otherwise), except for: (i) liabilities reflected or reserved against in the most recent balance sheet included in the financial statements or notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations under Contracts binding upon the Acquired Corporations (other than resulting from any breach thereof) either delivered or made available to Parent prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice and in accordance with Section 5.2; (iv) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2024 and that did not result from the breach or violation of, or default under, any Contract, permit or applicable Legal Requirement or Legal Proceeding; and (v) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.11 Compliance with Legal Requirements. The Acquired Corporations are, and since January 1, 2022 have been, in all material respects in compliance with and not in default under or in violation of any applicable Legal Requirements and, since January 1, 2022, except as would not be, individually or in the aggregate, material to the Acquired Corporations taken as a whole, no Acquired Corporation has been given written notice of, or been charged with, any violation of, any applicable Legal Requirement. Since January 1, 2022, the Acquired Corporations have not been given written notice, or to the knowledge of the Company, oral notice, by a Governmental Body of being under investigation with respect to and have not been threatened in writing to be charged with or given written notice of any material violation of, any Legal Requirements.

3.12 Regulatory Matters.

(a) Except as would not be, individually or in the aggregate, material to the Acquired Corporations taken as a whole, each Acquired Corporation is, and since January 1, 2022 has been, in compliance in all respects with all healthcare-related Legal Requirements, in each case as applicable to the operation of its business, including (i) the FDCA and the regulations promulgated thereunder; (ii) the Public Health Services Act (42 U.S.C. § 262) and the regulations promulgated thereunder; (iii) the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto; (iv) the federal Medicare and Medicaid statutes; (v) Legal Requirements the violation of which is cause for exclusion from any federal health care program; and (vi) Legal Requirements related to the nonclinical and clinical research, investigation, development, design, manufacturing, packaging, labeling, marketing, advertising, promotion, import, export, testing, sale, sampling, distribution, use, and commercialization of healthcare products (and components thereof). Since January 1, 2022, no Acquired Corporation has been given written notice, or to the knowledge of any Acquired Corporation, oral notice, by a Governmental Body of any investigation with respect to or any allegation of any violation of any healthcare-related Legal Requirement by any Acquired Corporation. No Acquired Corporation is subject to any ongoing enforcement, regulatory or administrative proceedings against such Acquired Corporation alleging non-compliance with the FDCA or similar Legal Requirements, and no such enforcement, regulatory or administrative proceeding has been threatened in writing.

(b) The Acquired Corporations hold all Regulatory Permits required for their business as currently conducted, and each such Regulatory Permit is valid and in in full force and effect. The Acquired Corporations are in compliance in all material respects with the terms and requirements of such Regulatory Permits. Since January 1, 2022, no deficiencies have been asserted in writing by any applicable Governmental Body with respect to any Regulatory Permits of the Acquired Corporations.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, all preclinical and clinical investigations, studies, trials and tests conducted or sponsored by the Acquired Corporations, and to the knowledge of the Company, by any of the Acquired Corporations’ research, development, collaboration or similar commercialization partners with respect to any material product or material product candidate of the Company (each a “Collaboration Partner”) by or on behalf of the Company, have been and are being conducted in compliance with standard medical and scientific research procedures and applicable Legal Requirements, rules, regulations and guidances, including Good Clinical Practices and federal and state laws, rules, regulations and guidances restricting the use and disclosure of individually identifiable health information. No Acquired Corporation nor, to the knowledge of the Company, any Collaboration Partner, has received any written notice or other correspondence from the FDA, any other Governmental Body performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring or recommending the termination, suspension or material modification of such studies or tests.

(d) The Acquired Corporations have, and to the knowledge of the Company, each Collaboration Partner has, filed, maintained or furnished with the FDA or any other Governmental Body performing functions similar to those performed by the FDA or otherwise having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, shipment, import, export or distribution of pharmaceutical products, including the Centers for Medicare & Medicaid Services (such Governmental Bodies, collectively, the “Healthcare Governmental Bodies”) and institutional review boards, data safety monitoring boards or ethics committees responsible for review, oversight, or approval of any clinical trial involving a product candidate of the Acquired Corporations in any jurisdiction (such boards and committees, collectively, “Review Boards”) all required material filings, declarations, listings, registrations, documents, reports or submissions, including but not limited to any adverse event reports (collectively, “Regulatory Filings”). All such Regulatory Filings, including the New Drug Application number 219876 (which was received by the FDA on December 18, 2024) (i) have been made available to Parent and (ii) were true, complete and correct and were in material compliance with applicable Legal Requirements when filed, and no deficiencies have been asserted in writing (or, to the knowledge of the Company, orally) by any applicable Governmental Body with respect to any such Regulatory Filings.

(e) No Acquired Corporation, nor any officer, director or employee thereof, nor to the knowledge of the Company, any Collaboration Partner, has (i) made any false, misleading, or untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or any Governmental Body or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or for any other Governmental Body to invoke a similar policy. No Acquired Corporation, nor to the knowledge of the Company, any Collaboration Partner, has (i) received from the FDA any warning letter or untitled letter or (ii) been the subject of any Legal Proceeding commenced by or on behalf of a Governmental Body, including the FDA, the DOJ, the United States Department of Health and Human Services Office of the Inspector General of the (the “OIG”), or any similar foreign Governmental Body. No Acquired Corporation nor any officers, employees, directors or agents of any Acquired Corporation, nor, to the knowledge of the Company, any Collaboration Partner has been, or was threatened to be, debarred, excluded from participation in federal healthcare programs or convicted of any crime or engaged in any conduct that could result in (A) debarment under 21 U.S.C. § 335a or any similar Legal Requirement or (B) exclusion under 42 U.S.C. § 1320a-7 or any similar Legal Requirement.

(f) No Acquired Corporations has received any written notice from a Governmental Body that any of its products are misbranded as defined in 21 U.S.C. § 352 or adulterated as defined in 21 U.S.C. § 351, as amended, and the rules and regulations promulgated thereunder, or as defined in comparable Legal Requirements in any jurisdiction.

(g) The Acquired Corporations and, to the knowledge of the Company, its Collaboration Partners have maintained, as required by applicable Legal Requirements, appropriate mechanisms, policies, procedures and practices to ensure the prompt collection and reporting of adverse event or any other safety or efficacy data, notifications, corrections, recalls and other actions required by Legal Requirements relating to such preclinical and clinical studies, tests and investigations. Neither the Acquired Corporations, nor, to the knowledge of the

Company, any Collaboration Partner has received any written notice or other correspondence (i) from the FDA or any Review Board with respect to any “breakthrough therapy” designation requiring or recommending the termination or suspension of such “breakthrough therapy” status or (ii) any person regarding any breach or alleged breach with respect to individually identifiable health information.

(h) There have been no product recalls conducted by the Acquired Corporations or, to the knowledge of the Company, any Collaboration Partner and no written requests from any Governmental Body requiring the Acquired Corporations or, to the knowledge of the Company, any Collaboration Partner to cease to manufacture, market, distribute or sell any products or product candidates of the Acquired Corporations.

(i) No Acquired Corporation has been notified in writing by any Governmental Body or Review Board (or by a Collaboration Partner) of any failure (or any investigation with respect thereto) by it or any Collaboration Partner, representative, agent, licensor, licensee, contract manufacturing organization, contract research organization, clinical trial investigator, clinical trial site, partner or distributor to comply with any Legal Requirement in any jurisdiction in which the Acquired Corporation or any Collaboration Partner is operating, including those pertaining to programs or systems regarding the conduct of clinical studies, product quality, notification of facilities and products, corporate integrity, pharmacovigilance and conflict of interest, including Good Clinical Practices, establishment registration and product listing requirements, requirements applicable to the debarment of individuals, requirements applicable to the conflict of interest of clinical investigators and adverse drug reaction reporting requirements, in each case with respect to any material product or material product candidates of the Acquired Corporations, except for such failures or investigations which would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Corporations.

(j) No Acquired Corporation nor, to the Company’s knowledge, any Collaboration Partner has become, continued to be a party to, or been required to enter into any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or other similar written agreement, in each case, with or imposed by any Governmental Body, including the FDA, the DOJ, the OIG, or any similar foreign Governmental Body.

3.13 Certain Business Practices. No Acquired Corporation nor, nor any of their respective officers, directors or employees, nor to the knowledge of the Company, any of its Representatives (in each case, acting in the capacity of a Representative of such Acquired Corporation) or Collaboration Partners has since January 1, 2022 (i) used any funds (whether of an Acquired Corporation or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or offered to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) accepted any unlawful payments, (iv) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect, or (v) materially violated any applicable Global Trade Laws and Regulations, in each case of the foregoing clauses (i) through (v) except as would not have, and would not reasonably be expected to have, a Material Adverse Effect. Since January 1, 2022, no Acquired Corporation has received any written communication from a Governmental Body that alleges any of the foregoing (i) through (v).

3.14 Governmental Authorizations. The Acquired Corporations hold all material Governmental Authorizations necessary to enable the Acquired Corporations to conduct their business in the manner in which such business is currently being conducted. The material Governmental Authorizations held by the Acquired Corporations are valid and in full force and effect. The Acquired Corporations are in compliance in all material respects with the terms and requirements of such Governmental Authorizations.

3.15 Tax Matters

(a) Except for such failures as would not, individually or in the aggregate be material: (i) Each Federal and other material Tax Return required to be filed by or on behalf of an Acquired Corporation with any Governmental Body (the “Company Returns”) has been filed on or before the applicable due date (including any extensions of such due date), and has been prepared in accordance with all applicable Legal Requirements and is accurate and complete, and (ii) all Taxes due and payable by an Acquired Corporation (whether or not shown on the Company Returns) have been paid, and all Taxes required to be withheld have been withheld and paid, in each case, to the relevant Governmental Body.

(b) No unresolved written claim has been received by any Acquired Corporation from any Governmental Body in any jurisdiction where such Acquired Corporation does not file Tax Returns that such Acquired Corporation is or may be subject to material Taxes in that jurisdiction. No extension or waiver of the statute of limitation period applicable to any material Company Returns has been granted and is currently in effect other than automatic extensions or waivers obtained in the ordinary course of business.

(c) No Legal Proceeding involving the IRS or any other Governmental Body is in progress or has been threatened in writing against or with respect to any Acquired Corporation in respect of any material Tax or material Tax Return, and no deficiency of material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that (i) has not been paid, accrued for or otherwise resolved, or (ii) is being contested in good faith and in accordance with applicable Legal Requirements and for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP.

(d) For taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, no Acquired Corporation (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or another Acquired Corporation), or (ii) has any material liability for the Taxes of any other Person (other than another Acquired Corporation) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. law), or as a transferee or successor or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business).

(e) During the two (2)-year period ending on the date hereof, none of the Acquired Corporations has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(f) No Acquired Corporation has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) No Acquired Corporation will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date as a result of transactions or events occurring, or accounting methods employed, prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing or (iii) installment sale or open transaction disposition made prior to the Closing.

(h) No Acquired Corporation is party to or bound by any Tax allocation or Tax sharing agreement with any Person, other than any agreement not primarily related to Taxes and entered into in the ordinary course of business.

(i) There are no material Encumbrances with respect to Taxes upon any of the assets or properties of any Acquired Corporation, other than Permitted Encumbrances.

(j) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.15 and in Section 3.17 are the sole and exclusive representations and warranties of the Acquired Corporations with respect to Taxes and no other representation or warranty of the Acquired Corporations contained herein shall be construed to relate to Taxes (including their compliance with any Legal Requirement). For the avoidance of doubt, no representation is made concerning the existence or amount of any net operating loss, Tax basis or other Tax asset .

3.16 Employee Matters

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and no employees of the Company or its Subsidiaries are represented by any labor union or other labor organization with respect to their employment with the Company or its Subsidiaries.

(b) Since January 1, 2022, there has not been any strike, slowdown, work stoppage, lockout, labor dispute, or, to the knowledge of the Company, any other union organizing activity or threat thereof, by any employees of the Company or its Subsidiaries with respect to their employment with the Company or its Subsidiaries. Except as would not reasonably be expected to result in material liability to any Acquired Corporation, each individual who renders services to the Company or any of its Subsidiaries who is classified as an independent contractor, consultant or other non-employee status for any purpose (including for purposes of taxation and Tax reporting under Employee Plans) is properly characterized.

(c) To the knowledge of the Company, since January 1, 2022, no allegations of sexual or other discrimination or harassment have been made against (i) any director or officer of the Company or any of its Subsidiaries, or (ii) any employee of the Company or any of its Subsidiaries at the level of director or above, in each case, in their capacity as such. Neither the Company nor any of its Subsidiaries have, since January 1, 2022, entered into any settlement agreement related to the allegations described in the immediately preceding sentence by (i) an officer or director, or (ii) any current or former employee at the level of director or above, in each case, in their capacity as such.

3.17 Benefit Plans

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans (other than any individual offer letter for non-officer employees of any Acquired Corporation that follows in all material respects an Acquired Corporation’s form of offer letter that was previous provided to Parent). To the extent applicable, the Company has either delivered or made available to Parent prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of: (i) all material plan documents and all material amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor, (iii) the most recent summary plan descriptions and any material modifications thereto, (iv) the most recent annual actuarial valuation and the most recent Form 5500 and (v) any other material correspondence with a Governmental Body.

(b) Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA has within the preceding six (6) years maintained, contributed to, or been required to contribute, or otherwise incurred any liability with respect to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA.

(c) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to affect materially and adversely the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. There are no material pending or threatened claims (other than routine claims for benefits in the ordinary course of business consistent with past practice) or Legal Proceedings, and, to the knowledge of the Company, no set of circumstances exists that may reasonably give rise to a material claim or Legal Proceeding, against any Employee Plan, any fiduciaries thereof or the assets of any related trusts. No Employee Plan is under audit or the subject of an investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Body, nor is any such audit or investigation pending or, to the knowledge of the Company, threatened. The Company is not and could not reasonably be expected to be subject to either a material liability pursuant to Section 502 of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code. Each Employee Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies both in form and operation with the requirements of Section 409A of the Code in all material respects. All contributions required to be made to any Employee Plan by applicable Legal Requirements or otherwise, and all premiums due or payable with respect to insurance policies funding any Employee Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements of the Company in accordance with GAAP.

(d) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), none of the Company, any of its Subsidiaries or any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer, director or other service provider of the Company or its Subsidiaries pursuant to any retiree medical benefit plan or other retiree welfare plan.

(e) Except as provided in Section 2.8, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Company or its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment, vesting or exercisability, or materially increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor or other service provider, or (iii) directly or indirectly cause the Company or its Subsidiaries to transfer or set aside any material assets to fund any compensation or benefits under any Employee Plan or (iv) result in any limitation on the right of the Company or its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Plan or related trust. No amount paid or payable (whether in cash, in property or in the form of benefits) by the Company or its Subsidiaries in connection with the Transactions (whether alone or in combination with other events or circumstances) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(f) No Employee Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

3.18 Environmental Matters.

(a) The Acquired Corporations are and since January 1, 2022 have been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their business, except as would not be material to the Acquired Corporations taken as a whole.

(b) There is no Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against any Acquired Corporation or in respect of any Leased Real Property, except as would not be material to the Acquired Corporations taken as a whole.

(c) Since January 1, 2022 through the date of this Agreement, except as would not be material to the Acquired Corporations taken as a whole, no Acquired Corporation has received any written notice, report or other information of or entered into any legally binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of any Acquired Corporation relating to or arising under Environmental Laws.

(d) There are not, and since January 1, 2022 have been no, Hazardous Materials present or Releases on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or material liability of an Acquired Corporation under any Environmental Law.

(e) No Acquired Corporations has assumed, undertaken, or otherwise become subject to any material liability of another Person relating to Environmental Laws.

3.19 Insurance. The Company has delivered or made available to Parent an accurate, unredacted and complete copy of all material insurance policies and all self-insurance programs relating to the business, assets and operations of the Acquired Corporations (collectively, the “Insurance Policies”). The Acquired Corporations maintain insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. All such Insurance Policies are in full force and effect, no notice of termination, cancellation, non-renewal or material modification has been received (other than a notice in connection with ordinary renewals), all premiums due and payable thereon have been paid in accordance with the terms of such Insurance Policies and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. As of the date of this Agreement, there is no claim pending under any of the Company’s Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies, except as would not be, and would not reasonably be expected to be, material to the Acquired Corporations taken as a whole.

3.20 Legal Proceedings; Orders.

(a) There are no Legal Proceedings pending and served (or, to the knowledge of the Company, (x) pending and not served or (y) threatened) against any Acquired Corporation or, to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Corporation in such individual’s capacity as such, except as, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the Acquired Corporations taken as a whole.

(b) There is no order, writ, injunction or judgment to which an Acquired Corporation is subject except as, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the Acquired Corporations taken as a whole.

(c) To the knowledge of the Company, no material investigation or review by any Governmental Body with respect to an Acquired Corporation is pending or is being threatened.

3.21 Authority; Binding Nature of Agreement. The Company has the corporate power and authority, and (except for corporate actions expressly contemplated by this Agreement to occur at future date) has taken all corporate action necessary, to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors has unanimously (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (e) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of this Agreement. The resolutions in the foregoing sentence (unless, with respect to clause (e) only, there has been a Company Adverse Change Recommendation in compliance with Section 6.1(b)) have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Transactions.

3.22 Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in the second sentence of Section 4.8, the Board of Directors has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions.

3.23 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of any Acquired Corporation; (ii) assuming compliance with the matters set forth in Section 3.23(b), cause a violation by any Acquired Corporation of any Legal Requirement or order applicable to an Acquired Corporation, or to which an Acquired Corporation is subject; (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which an Acquired Corporation is entitled under any provision of any material Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Acquired Corporation; except, in the case of clauses (ii), (iii) and (iv), as would not reasonably be expected to individually or in the aggregate, have a Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, the Acquired Corporations are not required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.24 Opinion of Financial Advisor. The Board of Directors has received the oral opinion of Centerview Partners LLC, financial advisor to the Company, to be subsequently confirmed by delivery of a written opinion to the Board of Directors that, as of the date of such opinion, and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and limitations set forth therein, the Offer Price or Merger Consideration per Share to be paid to the holders of Shares (other than Excluded Shares, Converted Shares, Dissenting Shares or any Shares held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of such written opinion as soon as practicable following the date of this Agreement.

3.25 Brokers and Other Advisors. Except for Centerview Partners LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

3.26 Acknowledgement by Company. The Company acknowledges and agrees that, except for the representations and warranties made by Parent and Purchaser in Section 4 or any other agreements contemplated hereby, none of Parent, Purchaser or any of their Affiliates nor any other Person is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of Parent, Purchaser or any of their Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Purchaser or any of their Subsidiaries or any other matter made available to the Company or its Representatives in expectation of, or in connection with, this Agreement or the Transactions. The Company is not relying upon and specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person and acknowledges and agrees that Parent, Purchaser and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation or other Entity duly organized, validly existing and in good standing (if recognized in the applicable jurisdiction of organization) under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser each have the corporate power and authority, and has taken all corporate action necessary, to execute and deliver and perform their respective obligations under this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Purchaser (which shall occur immediately following the execution of this Agreement). The board of directors of each of Parent and Purchaser have approved the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions, including the Offer and the Merger. This Agreement has been duly executed and delivered by Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser and is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

4.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the rules and regulations of the SEC and Nasdaq, and subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Purchaser (which shall occur immediately following the execution of this Agreement), the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which Parent or Purchaser are subject; or (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which Parent or Purchaser is entitled under any provision of any Contract, except in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser, or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

4.6 Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served, against Parent or Purchaser, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7 Funds. As of the date of this Agreement and at the Effective Time, Parent has and will have (and will make available to Purchaser in a timely manner) available funds in an amount sufficient to pay in cash (i) the aggregate Offer Price payable at the Offer Acceptance Time pursuant to Section 1.1(h), (ii) the aggregate Merger Consideration payable at the Effective Time pursuant to Section 2.5, (iii) the aggregate cash amounts payable to holders of In the Money Options, Company RSUs and the Company Warrant at the Effective Time pursuant to Sections 2.8(a), 2.8(c) and 2.9, respectively, and (iv) the aggregate amounts payable pursuant to (or otherwise required to be funded in connection with) the Payoff Letter (including the Payoff Amount), in each case on the terms and conditions contained in this Agreement.

4.8 Ownership of Shares. Except as contemplated by this Agreement, neither Parent nor any of Parent’s controlled Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. Neither Parent nor Purchaser is, nor for the past three (3) years has been, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties expressly set forth in Section 3. Such representations and warranties by the Acquired Corporations constitute the sole and exclusive representations and warranties of the Acquired Corporations in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Corporations.

(b) In connection with the due diligence investigation of the Acquired Corporations by Parent and Purchaser and their respective Affiliates, stockholders or Representatives, Parent and Purchaser and their respective Affiliates, stockholders and Representatives have received and may continue to receive after the date hereof from the Company, the other Acquired Corporations and their respective Affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their respective businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and agree that Parent and Purchaser will have no claim against the Acquired Corporations, or any of their respective Affiliates, stockholders or Representatives, or any other Person with respect thereto except for any such representation or warranty expressly set forth in Section 3. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Acquired Corporations nor any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans except for any such representation or warranty expressly set forth in Section 3.

4.10 Brokers and Other Advisors. Except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser, or any of their respective Subsidiaries.

4.11 Stockholder and Management Arrangements. As of the date hereof, neither Parent or Purchaser nor any of their respective controlled Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any known stockholder, director, officer, employee or other Affiliate of the Company (a) relating to (i) this Agreement, the Offer or the Merger; or (ii) the Surviving Corporation, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Shares would be entitled to receive consideration of a different amount or nature than the Offer Price in respect of such holder’s Shares; or (ii) any holder of Shares has agreed to approve this Agreement or vote against any Superior Offer.

SECTION 5

CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the execution and delivery of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Corporations shall, and shall cause the respective Representatives of the Acquired Corporations to, provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s designated Representatives and to properties, assets and to all existing books, records, documents and information relating to the Acquired Corporations, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations and such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request, in each case for any reasonable business purpose in furtherance of the consummation of the Offer and the Merger, including planning for integration of the Acquired Corporations; provided, however, that any such access shall be conducted at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations. Nothing herein shall require any of the Acquired Corporations to disclose any information to Parent to the extent such disclosure would, in the Company’s reasonable discretion and after notice to Parent (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Corporations have reasonably cooperated with Parent and used reasonable best efforts to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) contravene any applicable Legal Requirement (so long as the Acquired Corporations have reasonably cooperated with Parent and used reasonable best efforts to permit disclosure to the extent permitted by Legal Requirements) or (iii) contravene any Contract to which an Acquired Corporation is a party or by which an Acquired Corporation is bound (so long as the Acquired Corporations have reasonably cooperated with Parent and used reasonable best efforts to permit disclosure to the extent permitted by such Contract). Notwithstanding the foregoing, nothing in this Section 5.1 shall require an Acquired Corporation to disclose information to Parent or Parent’s Representatives to the extent such information is included in the minutes of the meetings of the Board of Directors or any committee thereof (including any applicable portions of presentations or other materials prepared by or for the Board of Directors or such committee thereof) to the extent the Board of Directors or committee thereof discussed (x) the Transactions, or any similar transaction involving an Acquired Corporation, (y) any Acquisition Proposal or (z) a Company Adverse Change Recommendation. With respect to the information disclosed pursuant to this Section 5.1 or obtained pursuant to Section 6.13, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, the confidentiality obligations and use restrictions under the Mutual Confidential Disclosure and Non-Use Agreement, dated December 19, 2024, between the Company and Parent (the “Confidentiality Agreement”).

5.2 Operation of the Acquired Corporations’ Business. During the Pre-Closing Period, except (x) as expressly required under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as set forth in Section 5.2(a) or the applicable subjection of Section 5.2(b), as applicable, of the Company Disclosure Schedule:

(a) the Company shall, and shall cause each Acquired Corporation to, use commercially reasonable efforts to (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) preserve intact its material tangible assets, business organizations and relationships with third parties and keep available the services of its present officers and other employees and (iii) maintain satisfactory relationships with Governmental Bodies, material suppliers, material licensors, material licensees, material collaboration partners and other business partners having material business dealings with the Acquired Corporations and to maintain their material rights and Regulatory Permits; provided, however, that no action by an Acquired Corporation to the extent specifically permitted by an exception in Section 5.2(b) shall be deemed a breach of this Section 5.2(a); and

(b) the Acquired Corporations shall not:

(i) (1) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares), or (2) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares, other than: (A) repurchases of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase Shares held by a Company Associate only upon termination of such Person’s employment or engagement by the Company; (B) repurchases or forfeitures of Company Options or Company RSUs (or, in each case, Shares issued upon the exercise thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Option or Company RSU (as in effect as of the date hereof) between the Company and a Company Associate; (C) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Options or Company RSUs pursuant to the terms thereof (as in effect as of the date hereof) or (D) among the Company and wholly owned Acquired Corporations;

(ii) split, combine, subdivide or reclassify any Shares or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except (x) that the Company may issue Shares as required to be issued upon the exercise or vesting (as the case may be) of the Company Warrant (including, for the avoidance of doubt, the “Additional Shares” as such term is defined in the Company Warrant, pursuant to the terms of the Company Warrant), Company Options or Company RSUs outstanding as of the date of this Agreement pursuant to the terms thereof (as in effect as of the date hereof), or issuable to participants in the Company ESPP in accordance with the terms thereof or (y) with respect to sales, grants, pledges, transfers or encumbrances (or authorizations with respect any of the foregoing) constituting Permitted Encumbrances under clause (f) of the definition thereof);

(iv) except as contemplated by Section 2.8 or as required under any Employee Plan as in effect on the date of this Agreement, (A) establish, adopt, enter into, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) or any collective bargaining agreement or other labor agreement, or amend or waive any of its rights under, or accelerate the payment or vesting under, any provision of any of the Employee Plans, (B) grant or agree to grant any current or former employee, director or other service provider any increase in compensation, bonuses or other benefits, (C) cause the funding of any rabbi trust or similar arrangement, (D) grant or pay any awards or accelerate the vesting of or lapsing of restrictions with respect to any compensation or benefits, (E) hire any employee or other service provider of the Company or its Subsidiaries with an annual base compensation or annual fee (as applicable) in excess of $250,000 or (F) terminate other than for cause the employment of any employee or other service provider of the Company or its Subsidiaries with an annual base compensation or annual fee (as applicable) in excess of $250,000 (except that the Company: (x) may amend any Employee Plans to the extent required by applicable Legal Requirements; (y) may make usual and customary annual or quarterly bonus payments in the ordinary course of business consistent with past practice and the terms of the applicable Employee Plans governing the applicable bonus opportunities; and (z) enter into offer letters that do not provide for severance or change in control benefits with non-executive officer employees and consultants in the ordinary course of business consistent with past practice);

(v) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(vi) form any Subsidiary, acquire any equity interest in any other Entity or enter into any joint venture, partnership or similar arrangement;

(vii) make or authorize any capital expenditure in excess of $1,000,000 individually or $2,000,000 in the aggregate;

(viii) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse, transfer or assign any material right or material tangible asset or property (other than Intellectual Property Rights, which are addressed in Section 5.3(b)(ix) below), (except (A) in the ordinary course of business consistent with past practice (including entering into clinical trial agreements and material transfer agreements in the ordinary course of business consistent with past practice) in amounts not exceeding $1,000,000 individually or in the aggregate, (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations, (C) capital expenditures permitted by Section 5.2(b)(vii), (D) transactions among the Company and wholly owned Acquired Corporations or (E) with respect to pledges, sales or other dispositions (x) constituting Permitted Encumbrances under clause (f) of the definition thereof );

(ix) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, or abandon or permit to lapse, or transfer or assign any material item of Company IP (except, in the ordinary course of business consistent with past practice (including entering into clinical trial agreements and material transfer agreements in the ordinary course of business consistent with past practice), (A) non-exclusive licenses of, or other grants of rights or obligations with respect to, Intellectual Property Rights, (B) abandoning or permitting to lapse any Company Registered IP at the end of its statutory term, or (C) transactions among Acquired Corporations);

(x) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness for borrowed money (except for (A) advances to directors, employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto; (B) advances of expenses as required under the Company’s certificate of incorporation or bylaws or any Contract made available to Parent; (C) surety bonds, letters of credit or similar instruments issued in the ordinary course of business; (D) loans, extensions of credit or other Indebtedness among Acquired Corporations; and (E) Indebtedness under the Credit Agreement incurred on or after July 1, 2025 and not to exceed $10,000,000);

(xi) (A) amend, modify, waive or release any rights in any material respect (or in any respect in the case of the Credit Agreement), or terminate (other than non-renewals or auto-renewals occurring in the ordinary course of business consistent with past practice or termination at the end of the Contract term in accordance with the terms of the Contract), any Material Contract (or any Contract described in clause (B)) or (B) enter into any Contract which would have been a Material Contract if such Contract was outstanding as of the execution and delivery of this Agreement;

(xii) except as required by applicable Legal Requirements or GAAP , (A) make any material change to any accounting method or accounting period used for Tax purposes that has a material effect on Taxes; (B) rescind or change any material Tax election; (C) file a material amended Tax Return; (D) enter into a closing agreement with any Governmental Body regarding any material Tax liability or assessment; (E) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund; or (F) waive or extend the statute of limitations with respect to any material Tax or material Tax Return, other than automatic waivers or extensions obtained in the ordinary course of business;

(xiii) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim) by or against any Acquired Corporation, other than any settlement, release, waiver or compromise with respect to Taxes or that (A) results solely in monetary obligations involving only the payment of monies by the Acquired Corporations of not more than $1,000,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporations), (B) does not involve the admission of wrongdoing by any Acquired Corporation and does not involve any injunctive or equitable or other nonmonetary relief (other than immaterial and non-monetary relief incidental thereto) against any Acquired Corporation or any products of any Acquired Corporation and (C) provides for a complete release of the claims in dispute giving rise to such settlement, release, waiver or compromise; provided that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors or officers relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 2.7 or Section 6.6, as applicable;

(xiv) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xv) adopt or implement any stockholder rights plan or similar arrangement;

(xvi) make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable Legal Requirements;

(xvii) enter into any transactions or Contracts with any affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC other than to the extent permitted under clause (iii) or (iv) of this Section 5.2(b);

(xviii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations; or

(xix) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xvi) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not less favorable in any material respect to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with, and otherwise complying with, this Agreement, including this Section 5.3.

(b) The Acquired Corporations shall, and cause their Representatives to, immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal as of the date hereof. Except as otherwise expressly permitted by this Section 5.3, during the Pre-Closing Period the Acquired Corporations shall not, and shall cause their Representatives not to, directly or indirectly, (i) continue or re-initiate any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an

Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (D) take any action to exempt any Person (other than Parent and its Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company’s organizational and other governing documents; (iii) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract, unless, solely in the case of this clause (iii), (I) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements, in which event the Acquired Corporations may take the actions described in this clause (iii) solely to the extent necessary to permit a third party to make, on a confidential basis to the Board of Directors, an Acquisition Proposal, conditioned upon such third party agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with, this Section 5.3 and (II) the Company complies with the obligations set forth in Section 5.3(d); or (iv) resolve or agree to do any of the foregoing. As promptly as reasonably practicable (and in any event within two (2) business days) following the date hereof, the Company shall request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all non-public information previously furnished to any Person (other than Parent and Parent’s Representatives) that has, within the one (1)-year period prior to the date of this Agreement, made or indicated an intention to make an Acquisition Proposal and the Company shall, and shall cause the other Acquired Corporations to, within one (1) business day following the date hereof, terminate access by any third Person who has made or could reasonably be expected to make an Acquisition Proposal (other than Parent and its Representatives) to any data room (virtual or actual) managed by or on behalf of the Company containing any confidential information of any Acquired Corporation.

(c) Notwithstanding anything in this Section 5.3 to the contrary, if at any time after the execution and delivery of this Agreement and prior to the Offer Acceptance Time any Acquired Corporation or any of their Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed after the execution and delivery of this Agreement, and did not result from or arise out of a breach of this Section 5.3 or Section 6.1, if the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal and the Representatives of such Person or group of Persons; provided that the Company shall substantially concurrently provide to Parent any information concerning the Acquired Corporations that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and the Representatives of such Person or group of Persons. The Company shall provide Parent with an accurate, unredacted and complete copy of any Acceptable Confidentiality Agreement entered into as contemplated by this Section 5.3 promptly (and in any event within one (1) day) of the execution thereof.

(d) During the Pre-Closing Period, the Company shall (i) promptly (and in any event within 24 hours) notify Parent if any requests, inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal or any initial request for non-public information concerning the Company from any Person or group who has made or would reasonably be expected to make an Acquisition Proposal, in each case, are received by any Acquired Corporation or any Representative thereof and provide to Parent an unredacted copy of any written requests, inquiries, proposals or offers or other materials, including proposed agreements and summaries of the terms and conditions of any oral requests, inquiries, proposals or offers (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto), the name of such Person or group and a summary of any material unwritten terms and conditions thereof, and the nature of any information requested, (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal or any requests, inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal (including by furnishing copies of any further amendments thereto) on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation), and (iii) upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any disclosure to the stockholders of the Company if the Board of Directors determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Legal Requirements; provided, that this Section 5.3 shall not be deemed to permit a Company Adverse Change Recommendation except to the extent permitted by Section 6.1(b).

(f) The Company agrees that in the event any Acquired Corporation or any Representative of an Acquired Corporation takes any action which, if taken by the Company, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

SECTION 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) Unless the Board of Directors has made a Company Adverse Change Recommendation in accordance with Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, unless the Board of Directors has made a Company Adverse Change Recommendation in accordance with Section 6.1(b), neither the Board of Directors nor any committee thereof shall (i)(A) withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Schedule 14D-9 or (C) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, or Contract that would require, or would reasonably be expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in Section 6.1(a), at any time prior to the Offer Acceptance Time:

(i) if the Company has received a bona fide written Acquisition Proposal that was made or renewed after the date of this Agreement from any Person that has not been withdrawn and after consultation with the Company’s financial advisors and outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Board of Directors may make a Company Adverse Change Recommendation, or (y) if such bona fide written Acquisition Proposal did not result from or arise out of a material breach of this Agreement, the Company may terminate this Agreement pursuant to Section 8.1(e) to enter into a Specified Agreement with respect to such Superior Offer, in each case under (x) or (y), only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.1(e) at least five (5) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not in and of itself constitute a Company Adverse Change Recommendation or termination) and, to the extent desired by Parent, during such five (5)-business day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal, to the extent proposed by Parent, so that such Acquisition Proposal would cease to constitute a Superior Offer; and (C) (1) the Company shall have provided to Parent the information with respect to such Acquisition Proposal required by Section 5.3(d), complied with this Section 6.1 and, solely in the case of clause (y) of this Section 6.1(b)(i), otherwise complied with Section 5.3, in each case in relation to such Acquisition Proposal, (2) the Company shall have given Parent the five (5)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with the Company’s financial advisors and outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and, after consultation with the Company’s outside legal counsel, that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(e) would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. The provisions of this Section 6.1(b)(i) shall also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material amendment or modification to any Acquisition Proposal and shall require a new Determination Notice, except that the references to five (5) business days shall be deemed to be three (3) business days; and

(ii) other than in connection with an Acquisition Proposal, the Board of Directors may make a Company Adverse Change Recommendation in response to an Intervening Event only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least five (5) business days prior to making any such Company Adverse Change Recommendation and, to the extent desired by Parent, during such five (5)-business day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and (C) (1) the Company shall have specified in reasonable detail the facts and circumstances underlying the Intervening Event that render a Company Adverse Change Recommendation necessary, (2) the Company shall have given Parent the five (5)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with the Company’s outside legal counsel, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Intervening Event would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. The provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances underlying such Intervening Event and require a new Determination Notice, except that for purposes of such subsequent Determination Notice, the references to five (5) business days shall be deemed to be three (3) business days.

6.2 Filings, Consents and Approvals.

(a) The Parties agree to use their reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws, that may be asserted by any Governmental Body or any other party, so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable all information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act or other applicable

Antitrust Laws. In furtherance of the foregoing, (1) Parent shall take, and shall cause its Affiliates to take, and (2) the Company and its Subsidiaries will, solely to the extent directed by Parent, take any and all steps necessary or advisable to avoid or eliminate each and every impediment under any Legal Requirement that may be asserted by any Governmental Body or any other Person so as to enable the parties to expeditiously consummate the Transactions, including proposing, negotiating, committing to and consenting to any divestiture, sale, disposition, hold separate order or other structural or conduct relief, or other operational undertakings, in order to obtain clearance from any Governmental Body; provided however, that Parent, the Company and their respective Subsidiaries will not be required, either pursuant to this Section 6.2 or otherwise under this Agreement, to submit to any remedy that would reasonably be expected, individually or in the aggregate, to (i) impact Parent, the Company or their respective Subsidiaries (including, following the Closing, the Acquired Corporations) in an adverse manner or amount that is material relative to the value of the Company, (ii) materially reduce the reasonably anticipated benefits to Parent (including anticipated synergies) of the Transactions or (iii) have any impact on the assets, business or portions of the business of Parent or its Affiliates (for the avoidance of doubt without limiting clauses (i) and (ii), other than the Acquired Corporations). The Company shall further only be required to take or commit to take any such remedy action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company only in the event the Closing occurs. The Parties shall use reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date. Subject to compliance with its obligations in this Section 6.2, Parent shall be entitled, upon reasonable consultation in advance with the Company and in good faith consideration of the views of the Company, to direct the strategy for all matters with any Governmental Body, including committing to or agreeing with any Governmental Body to enter into a timing agreement, stop the clock, stay, toll or extend any applicable waiting period or withdraw and refile its Notification and Report form as required by the HSR Act, or enter into any similar timing agreement, without the prior written consent of the Company, provided however, that Parent may only elect to pull and refile up to one time the filing of a Notification and Report form without the Company’s prior written consent.

(b) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than twenty (20) business days after the date hereof, make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(c) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of, and wherever practicable give the other Parties reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Parties, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than “Transaction-Related Documents,” and “Plans and Reports” as those term are used in the rules and regulations under the HSR Act, that contain valuation information (which can be redacted)), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, give the other party reasonable advance notice of, and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding. Notwithstanding anything to the contrary in this Section 6.2, the Parties may redact materials provided to one another (A) to remove competitively sensitive information or information concerning valuation; (B) as necessary to comply with Legal Requirements and Contracts (so long as the Acquired Corporations have reasonably cooperated with Parent and used reasonable best efforts to permit disclosure to the extent permitted by such Legal Requirements or Contracts); and (C) as necessary to address reasonable attorney-client privilege or other privilege or confidentiality concerns (so long as the Acquired Corporations have reasonably cooperated with Parent and used reasonable best efforts to disclose such information on a basis that does not waive such privilege with respect thereto).

6.3 Employee Benefits. For a period of one (1) year following the Effective Time (the “Continuation Period”), Parent shall provide, or cause to be provided, to each employee of the Company or its Subsidiaries who is employed by the Company or its Subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any Affiliate thereof, including, for the avoidance of doubt, Parent and Parent’s Affiliates) during such one (1)-year period (each, a “Continuing Employee”) with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time, (ii) target cash incentive compensation opportunities that are no less favorable, in the aggregate, than those provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time and (iii) other compensation and employee benefits (excluding any equity incentive compensation, employee stock purchase plan benefits, retention payments, change in control benefits and nonqualified deferred compensation benefits) that in the aggregate are no less favorable than those provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time. Without limiting the foregoing:

(a) Parent shall cause all Continuing Employees to be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 6.3 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan then the Continuing Employees shall be eligible to participate in the Surviving Corporation’s (or an Affiliate’s, including, for the avoidance of doubt, Parent’s and Parent’s Affiliates’) corresponding health and welfare benefit plan. To the extent that service is relevant for eligibility or vesting under any benefit plan of Parent and/or the Surviving Corporation, then Parent shall ensure that such benefit plan shall, for purposes of eligibility and vesting, and for purposes of benefit accrual under severance plans (but not for purposes of any other benefit accruals), credit Continuing Employees for service prior to the Effective Time with the Company and its Affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Company. Notwithstanding the foregoing, such service shall not be recognized to the extent that such recognition would result in any duplication of benefits, and Parent and its Affiliates shall not be required to provide credit for any purpose under any cash or equity incentive plan, defined benefit pension plan, postretirement welfare plan or any plan under which similarly situated employees of Parent and its Affiliates do not receive credit for prior service or that is grandfathered or frozen. In addition, Parent and/or the Surviving Corporation shall credit each Continuing Employee with paid time off equal to the accrued paid time off such Continuing Employee had accrued with the Company that was unused as of the Effective Time; provided that Parent may, in its discretion, pay out such accrued but unused paid time off balances in cash in one or more installments.

(b) Following the Effective Time, Parent or an Affiliate of Parent shall use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or an Affiliate that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding Employee Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an Affiliate during the portion of the plan year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an Affiliate and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Effective Time.

(c) Parent shall provide, or shall cause its Affiliates to provide, each Continuing Employee who experiences a qualifying termination of employment from Parent or any of their respective Affiliates during the Continuation Period with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee by any Acquired Corporation under the applicable severance policies set forth on Section 6.3(c) of the Company Disclosure Schedule had such termination occurred prior to the Effective Time.

(d) Between the date hereof and the Effective Time, any notices or communication materials (including website postings), and the script or other materials for any town hall meetings or other verbal communications, from the Company or its Affiliates to its employees with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Merger or employment thereafter, shall be disclosed in advance to Parent to give Parent a reasonable period of time to review and comment on the communication and Parent’s comments shall be considered in good faith by the Company; provided, that no such disclosure shall be required for any communications that are consistent in all respects with previous communications made in accordance with this Agreement.

(e) If requested by Parent in writing delivered to the Company not less than ten (10) business days before the Closing Date, the Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Company 401(k) plan, effective as of the day prior to the earlier to occur of the Closing Date or the date on which falls the Offer Acceptance Time. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the advance review and approval of Parent, which shall not be unreasonably withheld or delayed. Following the Effective Time, Parent shall permit the Continuing Employees who are actively employed as of such time to make rollover contributions of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (including loans), in the form of cash, in an amount equal to the full account balance (including loans) distributed to such Continuing Employee from the Company 401(k) plan to the Parent 401(k) plan.

(f) The provisions of this Section 6.3 are solely for the benefit of the Parties, and no provision of this Section 6.3 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof. Nothing in this Section 6.3 or elsewhere in this Agreement shall be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee shall be “at will” employment.

6.4 ESPP. The Company shall take all actions necessary pursuant to the terms of the Company ESPP to provide that (i) no new offering period will be commenced following the date hereof under the Company ESPP, (ii) there shall be no increase in the amount of participants’ payroll deduction elections under the Company ESPP during the current offering period from those in effect as of the date of this Agreement, (iii) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time, (iv) each purchase right issued pursuant to the Company ESPP under the purchase period ongoing as of the date hereof shall be fully exercised not later than five (5) business days prior to the Effective Time or, if such purchase period is not scheduled to end by no later than five (5) business days prior to the Effective Time, cause any payroll contributions accumulated by participants pursuant to the Company ESPP with respect to such purchase period to be refunded to such participants by the Company no later than the Effective Time, and (v) the Company ESPP shall terminate effective upon the Effective Time.

6.5 Indemnification of Officers and Directors.

(a) For a period of six (6) years from the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of any Acquired Corporation pursuant to the organizational documents of any Acquired Corporation, and any indemnification or other similar agreements of any Acquired Corporation set forth in Section 6.5(a) of the Company Disclosure Schedule, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms, and the Acquired Corporations shall perform their obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall, and shall cause its Subsidiaries to, to indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Corporation or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Corporation as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, Parent shall, and shall cause its Subsidiaries to, pay, in advance of the final disposition of such claim, action, suit or proceeding, any expenses incurred in defense thereof by the Indemnified Person upon receipt of an undertaking by such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified pursuant to the preceding sentence.

(b) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Acquired Corporations or provide substitute policies for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations, in either case, of not less than the existing coverage in the aggregate and having other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time, except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Acquired Corporations prior to the date hereof (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.5(b) it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Effective Time the Company may, at its option, purchase (and, if the Company does not purchase prior to the Effective Time, then Parent or the Purchaser may purchase) a “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations, such tail to provide coverage in an amount not less in the aggregate than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such tail policies in full force and effect, and continue to honor the obligations thereunder.

(c) In the event that any Acquired Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Acquired Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of such Acquired Corporation assume the obligations set forth in this Section 6.5.

(d) The provisions of this Section 6.5 (i) shall survive the Offer Acceptance Time and the Effective Time, (ii) are intended to be for the benefit of, and will be enforceable by, each Indemnified Person, his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6 Stockholder Litigation. The Company shall promptly notify Parent of any Transaction Litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof. The Company will (a) give Parent the opportunity to review and propose comments with respect to all filings, pleadings and responses proposed to be filed or submitted by or on behalf of the Company with respect to Transaction Litigation prior to such filing or submission, and the Company shall consider such comments in good faith, (b) give Parent a reasonable opportunity to review in advance all materials proposed to be delivered by or on behalf of the Company in connection with any discovery or document production with respect to such Transaction Litigation, (c) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation and (d) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed).

6.7 Additional Agreements. Subject to the terms and conditions of this Agreement, including Section 6.2(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions, (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent and (c) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party.

6.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or public statement without the other Party’s written consent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to and reasonably consulting with the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) each party need not consult the other in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

6.9 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.10 Section 16 Matters. The Company, and the Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company RSUs in the Transactions by applicable individuals intended to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Board of Directors will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company or its Subsidiaries that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

6.12 Credit Agreement. The Company shall deliver (or cause to be delivered) notices for and take all other actions required to facilitate at or prior to the Closing the termination of the commitments, release of any Encumbrances and guarantees and the prepayment of the Payoff Amount in accordance with and to the extent required by the Credit Agreement (which notices may be conditioned on the occurrence of the Closing) or obtain a waiver thereof in the Payoff Letter. The Company shall use reasonable best efforts to deliver (or cause to be delivered) to Parent no later than three (3) business days (and with respect to a draft thereof, five (5) business days) prior to the Closing Date a customary fully executed payoff letter (or similar document) with respect to the Credit Agreement, from the lenders (or an agent on behalf of all lenders) under the Credit Agreement (the “Payoff Letter”), which Payoff Letter shall (i) specify the aggregate payoff amount (the “Payoff Amount”) required to be paid to fully satisfy all Indebtedness outstanding under the Credit Agreement (other than (x) any inchoate indemnity obligations thereunder, (y) if applicable, any obligations under certain bank product services agreements that are cash collateralized in accordance with the applicable terms thereof and (z) any other obligations which, by their terms, are to survive the termination of the Credit Agreement) and (ii) provide that, upon receipt of such specified amount, all Encumbrances (and any guarantees) granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such Indebtedness shall be automatically released and terminated. On the Closing Date and subject to receipt of the Payoff Letter by the time required and set forth in this Section 6.12, Parent shall effect or cause to be effected the repayment and, if applicable, cash collateralization, in full of all obligations under the Credit Agreement in accordance with the Payoff Letter.

6.13 Notice of Certain Events. Subject to applicable Legal Requirements, the Company shall: (i) provide Parent with advance notice of, and, unless such participation is not permitted by such Healthcare Governmental Body, an opportunity for one designated Representative of Parent reasonably acceptable to the Company to participate as an observer in, any meetings or scheduled conference calls any Acquired Corporation has with any Healthcare Governmental Body and consider in good faith any comments or other input reasonably provided by Parent in respect of the foregoing, (ii) promptly notify Parent of any material written notice or other material communication to any Acquired Corporation from any Healthcare Governmental Body or Review Board, (iii) furnish Parent with non-confidential copies of all material correspondence, filings and other written communications between the Acquired Corporations and their respective Representatives, on one hand, and any Healthcare Governmental Body or Review Board, on the other hand, (iv) consult with Parent prior to making any material submission to any Healthcare Governmental Body or Review Board relating to any product or product candidate of the Acquired Corporations and (v) permit Parent to review in advance any proposed material written response, submission or other written communication by any Acquired Corporation to any Healthcare Governmental Body or Review Board and consider Parent’s reasonable comments thereto.

6.14 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction (or waiver by the Company, Parent and Purchaser, to the extent permissible under applicable Legal Requirements) as of the Closing of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger by any Governmental Body which prohibits or makes illegal the consummation of the Merger.

7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

SECTION 8

TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, at any time prior to the Offer Acceptance Time, if the Closing shall not have occurred on or prior to midnight Eastern Time, on September 4, 2025 (the “End Date”); provided, however, that in the case of this Section 8.1(b), (x) if on the End Date all of the conditions set forth in Annex I, other than clause (e) or (g) (solely in respect of Antitrust Laws) set forth in Annex I shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended until December 4, 2024 (and all references to the End Date herein and in Annex I shall be as so extended); and (y) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the Offer not being consummated by such date;

(c) by either Parent or the Company if a Governmental Body of competent jurisdiction shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the issuance of such final and nonappealable order, decree, ruling or other action or to any Party that has failed to use its reasonable best efforts as required by Sections 6.2 and 6.7 to remove such order, decree, ruling or other action;

(d) by Parent, at any time prior to the Offer Acceptance Time, if: (i) (A) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or (B) there shall have been a Company Adverse Change Recommendation; or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Board of Directors (A) publicly states that it recommends such tender or exchange offer or that it expresses no opinion or is unable to take a position with respect to such tender or exchange offer (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) or (B) fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer;

(e) by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Board of Directors shall have determined, in good faith, constitutes a Superior Offer (a “Specified Agreement”), in each case in accordance with Section 6.1(b); provided that the Company shall have paid, or caused to be paid, to Parent the Termination Fee by wire transfer of immediately available funds prior to or concurrently with, and as a condition to, any such termination;

(f) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform or comply with any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clause (b), (c) or (d) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Parent gives the Company written notice of such breach or failure to perform or comply; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in breach of any representation, warranty, covenant or obligation hereunder which breach would permit the Company to terminate this Agreement pursuant to Section 8.1(g);

(g) by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform or comply with any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform or comply; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in breach of any representation, warranty, covenant or obligation hereunder which breach would give rise to a failure of a condition set forth in clause (b), (c) or (d) of Annex I (if such condition were tested as of the date of such breach instead of as of the Offer Acceptance Time);

(h) at any time prior to the Offer Acceptance Time, (i) by Parent, if the Offer (as it may have been extended pursuant to Section 1.1(c)) expires or is terminated or withdrawn in accordance with this Agreement without all of the Offer Conditions having been satisfied or, to the extent permitted, waived by Parent; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(h) in the event of any expiration, termination or withdrawal of the Offer in connection with which Parent is obligated to extend the Offer in accordance with Section 1.1(c) (provided, in the case of clause (iii) or clause (iv) of Section 1.1(c), that the Company has made the written request contemplated by clause (iii) or clause (iv) of Section 1.1(c), as applicable), and (ii) by the Company, if the Offer (as it may have been extended pursuant to Section 1.1(c)) expires or is terminated or withdrawn in accordance with this Agreement without all of the Offer Conditions having been satisfied or, to the extent permitted, waived by Parent; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(h) in the event of any expiration, termination or withdrawal of the Offer in connection with which Parent has the right to extend the Offer pursuant to Section 1.1(c); and, provided, further, in each case, that the right to terminate this Agreement pursuant to this Section 8.1(h) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the non-satisfaction of the Offer Condition that resulted in such expiration, termination or withdrawal; or

(i) by the Company if following the expiration of the Offer in circumstances in which Purchaser is obligated to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with Section 1.1(h), Purchaser shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with Section 1.1(h).

8.2 Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) the final two sentences of Section 1.1(d), the final sentence of Section 1.2(b), the final sentence of Section 5.1, this Section 8.2, Section 8.3, Section 9 (other than Section 9.5(b)) and, solely to the extent applicable to the foregoing provisions, any definitions in Exhibit A or elsewhere in this Agreement shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or willful and material breach of this Agreement prior to termination.

8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii) each of the following clauses (A), (B) and (C) are satisfied: (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement under Section 8.1(b) pursuant to proviso (y) to Section 8.1(b)), by Parent pursuant to Section 8.1(f), by Parent pursuant to Section 8.1(h) or, at the time this Agreement is terminated pursuant to any other section by any party, Parent had the right to terminate this Agreement pursuant to Section 8.1(b), Section 8.1(f) or Section 8.1(h), (B) a bona fide Acquisition Proposal shall have been publicly disclosed or otherwise have been made publicly known, after the date hereof and prior to such termination and such Acquisition Proposal has not been irrevocably publicly withdrawn without qualification at least three (3) business days prior to the event giving rise to the right of such termination and (C) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to, or consummated, any Acquisition Proposal; provided that for purposes of the foregoing clauses (B) and (C) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), prior to or concurrently with the execution of the Specified Agreement, (y) in the case of Section 8.3(b)(ii), within two (2) business days after such termination or (z) in the case of Section 8.3(b)(iii), prior to or concurrently with the earlier of entering into the definitive agreement with respect to, or consummating, the Acquisition Proposal referred to in clause (C) of Section 8.3(b)(iii); it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $35,000,000. Payment of the Termination Fee pursuant to this Section 8.3(b) and any payments pursuant to Section 8.3(d) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided that the foregoing shall not relieve any Company Related Party from any liability for fraud or willful and material breach of this Agreement prior to such termination.

(c) In the event of any termination described in Section 8.3(b), (i) payment from the Company to Parent of the Termination Fee pursuant to Section 8.3(b) and any payments pursuant to Section 8.3(d) shall be the sole and exclusive remedy of Parent, Purchaser or any of their respective Affiliates against the Acquired Corporations and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and (ii) upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that the foregoing shall not relieve any Company Related Party from any liability for fraud or willful and material breach of this Agreement prior to such termination.

(d) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 8.3(b), and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9

MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Effective Time, this Agreement may be amended with the approval of the Board of Directors, Parent and Purchaser at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. At any time prior to the Effective Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may, to the extent permissible under applicable Legal Requirements, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Effective Time.

9.4 Entire Agreement; Counterparts. This Agreement (including its Exhibits, Annexes and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of: (A) the Chancery Court of the State of Delaware and any state appellate court therefrom, (B) if (but only if) the court in clause (A) lacks subject matter jurisdiction, the Superior Court of the State of Delaware sitting in New Castle County and any state appellate court therefrom or (C) if (but only if) the courts in clause (A) and (B) lack subject matter jurisdiction, the United States District Court in the State of Delaware and any appellate court therefrom (collectively, the courts described in clauses (A) through (C), the “Delaware Courts”); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9. Each of the Parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Purchaser may assign this Agreement to any of Parent’s controlled Affiliates (provided that such assignment by Parent shall not relieve Parent or Purchaser of its obligations hereunder or otherwise alter or change any obligation of any other Party hereto and no such assignment shall be permitted to the extent it would reasonably be expected to delay the Closing).

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable, pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement, and (ii) the right of the holders of Company Options and Company RSUs to receive the Merger Consideration pursuant to Section 2.8 following the Effective Time in accordance with the terms of this Agreement; (b) the rights under Section 6.5 of the Indemnified Persons to whom the provisions set forth in Section 6.5 of this Agreement apply; and (c) the limitations on liability of the Company Related Parties set forth in Section 8.3(c).

9.8 Transfer Taxes. Except as otherwise provided in Sections 1.1(i) and 2.6(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company and expressly shall not be a liability of holders of Shares.

9.9 Notices. All notices and other communications required or permitted to be given to any Party hereunder shall be in writing and shall be deemed properly delivered on (a) the date and time of delivery if delivered personally, (b) the date and time of transmittal if delivered by email (provided, except in the case of written request delivered pursuant to clause (iii) or clause (iv) of Section 1.1(c), no “bounce back” or similar message of non-delivery is received with respect thereto), (c) the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (d) upon confirmed receipt if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices or other communications hereunder shall be delivered to the addresses or email addresses set forth below, or pursuant to such other instructions as the Party to receive such notice or communication shall have specified in a written notice given to the other Parties:

if to Parent or Purchaser (or following the Effective Time, the Surviving Corporation):

Jazz Pharmaceuticals Public Limited Company

Fifth Floor, Waterloo Exchange

Waterloo Road, Dublin 4, Dublin Ireland D04 E5W7

Attention:	Neena Patil

Email:	neena.patil@jazzpharma.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Mark Gordon

Victor Goldfeld

Email:	MGordon@wlrk.com
VGoldfeld@wlrk.com

if to the Company (prior to the Effective Time):

Chimerix, Inc.

2505 Meridian Parkway, Suite 100

Durham, North Carolina, 27713

Attention:	Legal Department

Email:	malrutz@chimerix.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

Attention:	Graham Robinson

Laura Knoll

Email:	Graham.Robinson@skadden.com

Laura.Knoll@skadden.com

and

Cooley LLP

55 Hudson Yards

New York, New York 10001

Attention:	Jason Kent

Kevin Cooper

Email:	jkent@cooley.com

kcooper@cooley.com

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Obligation of Parent. Parent shall ensure that Purchaser duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement, and Parent shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) All references to days or months shall be deemed references to calendar days or months unless otherwise specified herein.

(d) As used in this Agreement, the word “including” and words of similar import shall mean including without limiting the generality of any description preceding such term, unless otherwise specified.

(e) As used in this Agreement, the phrase “to the extent” shall mean the degree to which a subject or other thing extends and shall not simply mean “if.”

(f) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” or “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

(g) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h) The term “dollars” and character “$” shall mean United States dollars.

(i) Any reference to (i) any Governmental Body includes any successor to that Governmental Body; and (ii) any applicable Legal Requirement refers to such applicable Legal Requirement as amended, modified, supplemented, or replaced from time to time (and, in the case of statutes, include any rule and regulation promulgated under such statute) and references to any section of any applicable Legal Requirement includes any successor to such section (provided that, for purposes of any representation and warranty in this Agreement that is made as of a specific date, references to any Legal Requirement shall be deemed to refer to such Legal Requirement, as amended, and to any rule or regulation promulgated thereunder, in each case, as of such date).

(j) “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(k) References to any Person include the successors and permitted assigns of that Person.

(l) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a business day, the period shall end on the next succeeding business day.

(m) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(n) Documents or other information or materials will be deemed to have been “made available,” “furnished,” “provided,” or “delivered” by the Company if such documents, information or materials have been physically or electronically delivered to Parent prior to the date of this Agreement, including by being posted to the virtual data room managed by the Company and hosted by ShareFile, or filed with or furnished to the SEC and available on EDGAR prior to the execution and delivery of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

CHIMERIX, INC.

By:	/s/ Michael Andriole
	Name:	Michael Andriole
	Title:	President & Chief Executive Officer

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	Executive Vice President &
Chief Financial Officer

PINETREE ACQUISITION SUB, INC.

By:	/s/ Alan Campion
	Name:	Alan Campion
	Title:	Vice President of Finance

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A and Annex I):

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” is defined in Section 3.1(a) of the Agreement.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any such proposal or offer, relating to, in a single transaction or series of related transactions, any (A) acquisition, lease, exchange, transfer, exclusive license or other disposition of assets (including equity interests of any Subsidiary) of the Company equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 20% or more of the outstanding Company Common Stock or other voting or equity securities of the Company, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock, (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or other voting or equity securities of the Company or (E) acquisition or exclusive license of all or substantially all of the rights to the Key Product.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” is defined in the preamble to the Agreement.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the UK Bribery Act of 2010, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

Board of Directors. “Board of Directors” is defined in the Introduction to the Agreement.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

business day. “business day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of New York, NY are authorized or required by Legal Requirements to be closed.

Capitalization Date. “Capitalization Date” is defined in Section 3.3(a) of the Agreement.

Certificated Shares. “Certificated Shares” is defined in Section 2.6(b) of the Agreement.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change of Control Payment. “Change of Control Payment” is defined in Section 3.9(a)(viii) of the Agreement.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986.

Collaboration Partner. “Collaboration Partner” is defined in Section 3.12(c) of the Agreement.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director, of or to the Company or its Subsidiaries.

Company Board Recommendation. “Company Board Recommendation” is defined in the Introduction to the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(h) of the Agreement.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Equity Plans. “Company Equity Plans” shall mean the Company’s 2024 Equity Incentive Plan and 2013 Equity Incentive Plan, as amended.

Company ESPP. “Company ESPP” shall mean the Company’s 2013 Employee Stock Purchase Plan.

Company Governing Documents. “Company Governing Documents” is defined in Section 3.2 of the Agreement.

Company IP. “Company IP” shall mean, collectively, (a) all Company Owned IP and (b) all Company Licensed IP.

Company IT Assets. “Company IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, network and telecommunications equipment, and all other information technology equipment, infrastructure, systems and networks, and all associated documentation owned or licensed or leased to, or otherwise used by, the Company or any of the Acquired Corporations (excluding any public networks).

Company Licensed IP. “Company Licensed IP” shall mean all third party Intellectual Property Rights exclusively licensed to any of the Acquired Corporations .

Company Options. “Company Options” shall mean all compensatory options to purchase Shares.

Company Owned IP. “Company Owned IP” shall mean all Intellectual Property Rights that are owned or purported to be owned by any of the Acquired Corporations.

Company Preferred Stock. “Company Preferred Stock” shall mean the preferred stock, $0.001 par value per share, of the Company.

Company Registered IP. “Company Registered IP” is defined in Section 3.8(a) of the Agreement.

Company Related Parties. “Company Related Parties” is defined in Section 8.3(c) of the Agreement.

Company Returns. “Company Returns” is defined in Section 3.15(a) of the Agreement.

Company RSUs. “Company RSUs” shall mean restricted stock units with respect to Shares.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Company Warrant. “Company Warrant” means the Warrant to Purchase Stock issued as of December 23, 2024 by the Company to Silicon Valley Bank, a division of First-Citizens Bank & Trust Company.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

Continuation Period. “Continuation Period” is defined in Section 6.3 of the Agreement.

Continuing Employee. “Continuing Employee” is defined in Section 6.3 of the Agreement.

Contract. “Contract” shall mean any legally binding agreement.

Converted Shares. “Converted Shares” is defined in Section 1.1(a) of the Agreement.

Copyrights. “Copyrights” is defined in the definition of Intellectual Property Rights.

Credit Agreement. “Credit Agreement” shall mean the Amended and Restated Loan and Security Agreement, dated as of December 23, 2024, by and between the Company, as borrower, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as bank, as in effect on the date hereof or as amended or modified in accordance with the terms hereof.

Data Privacy Laws. “Data Privacy Laws” shall mean all applicable Legal Requirements of any applicable jurisdiction relating to: (i) the privacy, protection, receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border of Personal Information); and (ii) cybersecurity, including, in the case of (i) and (ii), the Health Insurance Portability and Accountability Act of 1996, the General Data Protection Regulation, Regulation 2016/679/EU and the California Consumer Privacy Act.

Delaware Courts. “Delaware Courts” is defined in Section 9.5(a) of the Agreement.

Depository Agent. “Depository Agent” is defined in Section 2.6(a) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean any (a) salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, other equity-based compensation, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance or welfare benefits, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement, and (b) employment, consulting, severance or similar agreement, and each other employee benefit plan, or arrangement, in each case that is (i) sponsored, maintained, contributed to or required to be contributed to by the Company or its Affiliates for the benefit of any current or former employee of the Company or its Subsidiaries, (ii) with respect to which the Company or any of its Affiliates has or could reasonably be expected to have any liability or (iii) to which the Company or any of its Affiliates is a party.

Encumbrance. “Encumbrance” shall mean any lien, easement, encroachment, restriction, adverse claim of ownership or use, right of way, pledge, hypothecation, mortgage, security interest, encumbrance, right of first refusal or first offer, preemptive right or similar restriction or title defect of any nature.

End Date. “End Date” is defined in Section 8.1(b) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to occupational health and safety, pollution or protection of human health, worker health and safety or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

Excluded Shares. “Excluded Shares” is defined in Section 1.1(a) of the Agreement.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

FDCA. “FDCA” shall mean the Federal Food, Drug and Cosmetic Act, and all related rules, regulations and guidelines.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

Global Trade Laws and Regulations. “Global Trade Laws and Regulations” shall mean the U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the import laws administered by U.S. Customs and Border Protection; the economic sanctions rules and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control; the anti-boycott laws and regulations administered by the U.S. Departments of Commerce and the Treasury; the UK Export Control Act 2002; UK Export Control Order 2008/3231; European Union (“EU”) Council Regulation 428/2009 (as maintained by the European Union or retained by the United Kingdom); EU Council sanctions regulations, as implemented in EU Member States; sanctions regimes implemented under the UK Sanctions and Anti-Money Laundering Act 2018; Canadian sanctions policies; United Nations sanctions policies; all relevant regulations made under any of the foregoing; and other similar applicable economic and trade sanctions, export or import control laws.

Good Clinical Practices. “Good Clinical Practices” shall mean FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312 and comparable standards of any other Governmental Body.

Governmental Authorization. “Governmental Authorization” shall mean any: permit, license, certificate, franchise, permission, approval, consent, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, multinational, supranational or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court, arbitrator or other tribunal.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid or toxic or infectious waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

Healthcare Governmental Body. “Healthcare Governmental Body” is defined in Section 3.12(d) of the Agreement.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Indebtedness. “Indebtedness” shall mean, without duplication, (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including that portion of obligations with respect to any capital leases that is classified as a liability on a balance sheet in conformity with GAAP, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts for indebtedness for borrowed money owing to any Person other than an Acquired Corporation, (iii) any reimbursement obligations in respect of all drawn amounts under letters of credit, bankers’ acceptances (other than obligations in respect of letters of credit and bankers’ acceptances used as security for leases), bank guarantees, surety bonds and similar instruments, solely to the extent drawn and unreimbursed, including the principal, interest and fees owing thereon, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (v) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof (assuming they were terminated on the date of determination), (vi) all obligations representing the deferred and unpaid purchase price of property or services (other than trade payables incurred in the ordinary course of business consistent with past practice that are not past due), (vii) all obligations in respect of leases required to be capitalized under GAAP, (viii) any securitization transaction, or (ix) any guaranty of any such obligations described in clauses (i) through (viii) of any Person other than an Acquired Corporation (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business consistent with past practice).

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean all intellectual property and industrial property rights of every kind and description throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related provisionals, nonprovisionals, continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, Internet domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing and applications and registrations for the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (including rights in software or databases) and applications and registrations for the foregoing (“Copyrights”), and (iv) trade secrets and other confidential and proprietary ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”).

In the Money Option. “In the Money Option” means each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, and which has a per share exercise price that is less than the Offer Price.

Insurance Policies. “Insurance Policies” is defined in Section 3.19 of the Agreement.

Intervening Event. “Intervening Event” means any material change, effect, event, occurrence or development arising or first becoming known to the Board of Directors after the date of this Agreement that was not known or reasonably foreseeable by the Board of Directors as of the date of this Agreement (or, if known or reasonably foreseeable, the material consequences of such change, effect, event, occurrence or development were not known or reasonably foreseeable by the Board of Directors as of the date of this Agreement and, in such case, only to the extent such material consequences were not known or reasonably foreseeable by the Board of Directors as of the date of this Agreement), which change, effect, event, occurrence or development, or any material consequence thereof, becomes thereafter known to the Board of Directors and is not the result of a breach by the Company or its Subsidiaries of this Agreement; provided, that “Intervening Event” shall exclude any change, effect, event, occurrence or development related to (A) an Acquisition Proposal (or the terms thereof) or other inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (B) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether an Intervening Event has occurred to the extent not otherwise excluded by another exception in this definition, (C) any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, including fluctuations in the value of any currency or interest rates and the availability of or cost of equity, debt or other financing, (D) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether an Intervening Event has occurred to the extent not otherwise excluded by another exception in this definition, (E) any change in any Legal Requirement or GAAP (or authoritative interpretations of any Legal Requirement or GAAP) or (F) any event, occurrence, circumstance, change or effect resulting from the execution, announcement, pendency or performance of this Agreement or the Transactions.

IRS. “IRS” shall mean the U.S. Internal Revenue Service.

Key Product. “Key Product” shall mean dordaviprone (also referred to by Company as ONC201).

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge, after reasonable inquiry, of such Entity’s executive officers; provided that the foregoing shall not require any freedom to operate or other analysis with respect to validity or non-infringement of Intellectual Property Rights.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq or another stock exchange).

Material Adverse Effect. “Material Adverse Effect” shall mean any event, occurrence, circumstance, development, state, change or effect which, individually or when taken together with all other events, occurrences, circumstances, changes or effects, has had or would reasonably be expected to have a material adverse effect on (a) the ability of the Company to consummate the Offer or the Merger on or before the End Date or (b) the business, assets, condition (financial or otherwise) or results of operations of the Acquired Corporations, taken as a whole; provided, however, that none of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect for purposes of clause (b) above: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception in this definition; (ii) any event, occurrence, circumstance, change or effect to the extent resulting from the execution, announcement, pendency or performance of this Agreement or the Transactions, including to the extent resulting from the identity of Parent (other than for purposes of any representation or warranty contained in Section 3.23, any other representation or warranty that is intended to address the consequences of the execution, announcement, pendency or performance of this Agreement or the Transactions and the conditions set forth in clause (b)(iv) or (f) of Annex I solely as any such condition relates to any of the foregoing representations or warranties); (iii) any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, including fluctuations in the value of any currency or interest rates and the availability of or cost of equity, debt or other financing; (iv) any event, occurrence, circumstance, change or effect to the extent arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, natural disaster, acts of god, epidemic, pandemic, trade wars or any other similar event; (v) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception in this definition; (vi) any adverse effect to the extent arising directly from or otherwise directly relating to any action taken, or failure to take any action, by the Acquired Corporations that is specifically required or prohibited (as applicable) by the terms of this Agreement (other than compliance with Section 5.2, except to the extent that Parent has unreasonably withheld a consent under Section 5.2); (vii) any event, occurrence, circumstance, change or effect to the extent arising directly or indirectly from or otherwise relating to any change in any Legal Requirement or GAAP (or authoritative interpretations of any Legal Requirement or GAAP); (viii) the impact of any Legal Proceeding initiated by a stockholder of the Company (in his, her or its capacity as a stockholder) alleging breach of fiduciary duty or similar claims in connection with the execution of this Agreement and challenging or attempting to enjoin, restrain, prevent or prohibit consummation of any of the Transactions; or (ix) any event, occurrence, circumstance, change or effect to the extent arising from any requirements imposed by any Governmental Body as a condition to obtaining approval or expiration of any waiting period under the HSR Act or other Antitrust Laws with respect to the Transactions, including the Offer and the Merger; provided that any event, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv) and (vii) may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect solely to the extent such event, occurrence, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industry in which the Acquired Corporations operate.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Maximum Amount. “Maximum Amount” is defined in Section 6.5(b) of the Agreement.

Merger. “Merger” is defined in the Introduction to the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

Nasdaq. “Nasdaq” shall mean The Nasdaq Global Select Market.

Offer. “Offer” is defined in the Introduction to the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 1.1(h) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in the Introduction to the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

OIG. “OIG” is defined in Section 3.12(e) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions on or before the End Date on the terms set forth herein.

Parties. “Parties” shall mean Parent, Purchaser, and the Company.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Payoff Amount. “Payoff Amount” is defined in Section 6.12 of the Agreement.

Payoff Letter. “Payoff Letter” is defined in Section 6.12 of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes (i) that are not due and payable or (ii) the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business consistent with past practice under the terms of any Contracts to which the relevant Party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice), (c) any interest or title of a lessor under leases (other than capital leases) entered into by the Company or its Subsidiaries in the ordinary course of business consistent with past practice, (d) nonexclusive licenses of, or other nonexclusive grants of rights to use or obligations with respect to, Intellectual Property Rights, (e) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location and (f) Encumbrances securing the obligations under the Credit Agreement (which Encumbrances shall be released on or prior to the Closing Date).

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Information. “Personal Information” shall mean information that constitutes “personal data,” “personal information,” or similar term as defined by applicable Legal Requirements.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1 of the Agreement.

Privacy Requirements. “Privacy Requirements” shall mean all (i) Data Privacy Laws, (ii) written internal and external privacy policies, programs and procedures, (iii) binding contractual obligations to which any Acquired Corporation is a party, and (iv) binding applicable industry or nongovernmental regulatory body rules, regulations and standards, in each case of the foregoing (i)-(iv), to the extent relating to (x) data privacy, cybersecurity or the privacy of individuals or (y) the Processing of any Personal Information or other sensitive, regulated or confidential data by or on behalf of any Person.

Processing. “Processing” shall mean, in addition to any comparable term under any Data Privacy Laws, any operation or set of operations which is performed on Personal Information or on sets of Personal Information, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Registered IP. “Registered IP” shall mean all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Body, and all applications for any of the foregoing.

Regulatory Filings. “Regulatory Filings” is defined in Section 3.12(d) of the Agreement.

Regulatory Permit. “Regulatory Permit” shall mean all import and export permits, investigational new drug applications, new drug applications, supplemental new drug applications, abbreviated new drug applications, establishment registrations, as defined in 21 C.F.R. § 207, and product listings, as defined in 21 C.F.R. § 207, all supplements or amendments thereto, and all comparable Governmental Authorizations.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Review Boards. “Review Boards” is defined in Section 3.12(d) of the Agreement.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” is defined in Section 3.4(a) of the Agreement.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933.

Shares. “Shares” is defined in the Introduction to the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(e) of the Agreement.

Stockholder List Date. “Stockholder List Date” is defined in Section 1.2(b) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) more than 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal that the Board of Directors determines, in its good faith judgment, after consultation with the Company’s outside legal counsel and financial advisors, is reasonably likely to be consummated in accordance with its terms, and, taking into account all legal, regulatory, timing and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, is more favorable to the Company’s stockholders (solely in their capacity as such) than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Surviving Corporation. “Surviving Corporation” is defined in the Introduction to the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including, for the avoidance of doubt, Section 203 of the DGCL).

Tax. “Tax” shall mean any federal, state, local, or foreign or other tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, imposed, assessed or collected by or under the authority of any Governmental Body, together with any interest, penalties, additions to tax, fines or other additional amounts imposed thereon, with respect thereto, or related thereto.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

Termination Condition. “Termination Condition” is defined in Annex I to the Agreement.

Termination Fee. “Termination Fee” is defined in Section 8.3(b) of the Agreement.

Trademarks. “Trademarks” is defined in the definition of Intellectual Property Rights.

Trade Secrets. “Trade Secrets” is defined in the definition of Intellectual Property Rights.

Transaction Litigation. “Transaction Litigation” shall mean any claim, demand or Legal Proceeding (including any class action or derivative litigation, but excluding any claim, demand or Legal Proceeding solely among the Parties) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving the Company, the Board of Directors, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Offer, the Merger or any of the Transactions (including any such claim or Legal Proceeding based on allegations that the Company’s entry into this Agreement or the terms and conditions of this Agreement or any of the Transactions constituted a breach of the fiduciary duties of any member of the Board of Directors or any officer of the Company), or alleging or asserting any misrepresentation or omission in the Offer Documents or Schedule 14D-9 or any other related SEC filings by the Company.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by the Agreement, including the Offer and the Merger.

willful and material breach. “willful and material breach” shall mean a breach that is a consequence of an act or omission undertaken by a party that knows, or would reasonably be expected to have known, that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of the Agreement.

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition or conditions set forth in clauses (e) and (g) (solely in respect of any Antitrust Law) below shall not be satisfied by the time at which the Offer expires on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent by the time at which the Offer expires on the Expiration Date:

(a) there shall have been validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b) (i) the representations and warranties of the Company set forth in: the first two sentences of Section 3.1(a), Section 3.1(b) (Due Organization; Subsidiaries, Etc.), Section 3.2 (Certificate of Incorporation and Bylaws), Sections 3.3(b), 3.3(c) and 3.3(h) (Capitalization, Etc.), Section 3.21 (Authority; Binding Nature of Agreement), Section 3.22 (Takeover Laws), Section 3.23(a)(i) (Non-Contravention; Consents), Section 3.24 (Opinion of Financial Advisor) and Section 3.25 (Brokers and Other Advisors) of the Agreement shall be true and correct (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects as of the date of the Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(d), 3.3(e) and 3.3(f) (Capitalization, Etc.) shall be true and correct (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) except for de minimis inaccuracies as of the date of the Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

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(iii) the representations and warranties of the Company set forth in Section 3.5(a) (No Material Adverse Effect) of the Agreement shall be true and correct in all respects as of the date of the Agreement and at and as of the Expiration Date as if made on and as of such date;

(iv) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (b)(i) through (b)(iii) above) shall be true and correct (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) the Company shall have complied with and performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the time at which the Offer expires on the Expiration Date;

(d) since the execution and delivery of the Agreement, there shall not have been any Material Adverse Effect;

(e) any waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated (including any timing agreements with or commitment to any Governmental Body under the HSR Act to delay or not to close the transactions contemplated by this Agreement entered in connection therewith);

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been satisfied;

(g) there shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

(h) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, the Termination Condition and the conditions set forth in clauses (e) and (g) (solely in respect of any Antitrust Law) above) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser, to the extent permitted under applicable Legal Requirements. All capitalized terms used but not defined in this Annex I shall have the meanings ascribed to them in the Agreement to which this Annex I is attached.

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AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CHIMERIX, INC.

ARTICLE I

The name of the corporation is Chimerix, Inc. (the “Corporation”).

ARTICLE II

The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is the Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801. The name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

ARTICLE IV

Section 1 The Corporation shall be authorized to issue 1,000 shares of capital stock, all of which 1,000 shares shall be shares of common stock, par value $0.01 per share (the “Common Stock”).

Section 2 Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of the Common Stock shall have one vote and the Common Stock shall vote together as a single class.

ARTICLE V

Any one or more directors may be removed, with or without cause, by the vote or written consent of the holders of a majority of the issued and outstanding shares of Common Stock of the Corporation entitled to be voted in the election of directors.

ARTICLE VI

In furtherance and not in limitation of those powers conferred by the DGCL, the board of directors of the Corporation is expressly authorized and empowered to make, alter and repeal the by-laws of the Corporation (the “By-Laws”) to the fullest extent permitted by the provisions of the DGCL.

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ARTICLE VII

Meetings of the stockholders shall be held at such place, within or without the State of Delaware as may be designated by, or in the manner provided in, the By-Laws or, if not so designated, at the registered office of the Corporation in the State of Delaware. Elections of directors need not be by written ballot unless and to the extent that the By-Laws so provide.

ARTICLE VIII

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereinafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article VIII.

ARTICLE IX

Section 1 The personal liability of the directors and officers of the Corporation are hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of § 102 of the DGCL, as the same may be amended and supplemented.

Section 2 The Corporation shall, to the fullest extent permitted by the provisions of § 145 of the DGCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 3 Any repeal or modification of the clauses in this Article IX shall be prospective only and shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director, officer, agent or other person occurring prior to, such repeal or modification.

* * * * *

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